Filed pursuant to Rule 424(b)(4)
Registration No. 333-294894

PROSPECTUS

13,386,185 Shares

Legence Corp.

Class A Common Stock

The selling stockholders named in this prospectus are offering 13,386,185 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), to the underwriters in a firm commitment offering. We are not selling any shares of Class A Common Stock under this prospectus and will not receive any proceeds from the sale of shares in this offering by the selling stockholders. Prior to the consummation of this offering, one of the selling stockholders will exchange LGN Units for shares of our Class A Common Stock to be sold by it in the offering. See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Our Class A Common Stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “LGN.” On April 7, 2026, the last reported sale price of our Class A Common Stock on the Nasdaq was $54.98 per share.

Investing in our Class A Common Stock involves risks, including those described under “Risk Factors” beginning on page 15 of this prospectus.

	Per share	Total
Price to the public	$54.00	$722,853,990
Underwriting discounts and commissions(1)	$1.89	$25,299,890
Proceeds to the selling stockholders (before expenses)	$52.11	$697,554,100

(1)	We refer you to “Underwriting (Conflicts of Interest)” beginning on page 44 of this prospectus for additional information regarding underwriting compensation.

The selling stockholders (as defined below) have granted the underwriters the option for a period of 30 days after the date of this prospectus to purchase up to 2,007,927 additional shares of Class A Common Stock on the same terms and conditions set forth above.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about April 9, 2026.

Joint Lead Book-Running Managers

Goldman Sachs & Co. LLC	Jefferies

BofA Securities

Joint Bookrunners

Morgan Stanley	BMO Capital Markets	MUFG	RBC Capital Markets	Societe Generale

Barclays	Cantor	Guggenheim Securities	Wolfe | Nomura Alliance	BTIG

Roth Capital Partners	Rothschild & Co	Santander	Stifel

Co-Managers

Blackstone Capital Markets	Tigress Financial Partners	C.L. King & Associates	Drexel Hamilton	Independence Point Securities

Loop Capital Markets	Penserra Securities LLC

Prospectus dated April 7, 2026.

Neither we, nor the selling stockholders, nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information other than the information contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. You should assume that the information appearing in this prospectus or any free writing prospectus is accurate only as of the date on its respective cover, and that any information incorporated by reference herein or therein is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” contain additional information regarding these risks.

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COMMONLY USED DEFINED TERMS

As used in this prospectus, unless the context indicates or otherwise requires, references to “LGN,” “Legence,” the “Company,” “we,” “us,” “our” and like terms are to Legence Corp., a Delaware corporation, and its wholly owned subsidiaries. In addition, the terms listed below have the following meanings:

•	“Aggregators” refers to, collectively, Legence Parent and Legence Parent II.

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“awarded contracts” refers to, as of any date of determination, the expected revenue values of projects awarded to us following a request for proposals but for which a formal contract has not yet been signed.

•	“backlog” refers to, as of any date of determination, the expected revenue values of the remaining performance obligations under our contracted fixed-price projects.

•	“Blackstone” or “Sponsor” refers to investment funds associated with Blackstone Inc.

•	“Blocker Entities” refers to the entities that are taxable as corporations for U.S. federal tax purposes through which certain of the Existing Owners indirectly hold LLC Interests.

•	“Class A Common Stock” refers to the Class A common stock of Legence Corp., par value $0.01 per share.

•	“Class B Common Stock” refers to the Class B common stock of Legence Corp., par value $0.01 per share.

•	“client” refers to a company whose facility we are performing services in, whether they contract with us directly or through an intermediary that subcontracts to us.

•	“Common Stock” refers to, collectively, the Class A Common Stock and the Class B Common Stock.

•	“Consolidated Financial Statements” refers to the consolidated financial statements of Legence as of December 31, 2025 and December 31, 2024 and for the years ended December 31, 2025, 2024 and 2023.

•	“Corporate Reorganization” has the meaning ascribed to it in “Presentation of Financial and Operating Data.”

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“Credit Agreement” refers to that certain Credit Agreement, dated as of December 16, 2020, by and among Legence Intermediate, as holdings, Legence Holdings, as borrower, Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender and an L/C issuer, the guarantors party thereto from time to time and the lenders party thereto from time to time, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

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“customer” refers to a company, institution or intermediary, including architects and general contractors, who purchases services directly from us. If a client contracts directly with us, they are also a customer.

•	“Exchange Agreement” refers to that certain exchange agreement among the Company, Legence Holdings and Legence Parent and other persons from time to time party thereto, as amended from time to time.

•	“Existing Owners” refers, collectively, to Blackstone and the Management Members that directly and indirectly own equity interests in Legence Parent and Legence Parent II.

•	“HVAC” refers to heating, ventilation and air conditioning.

•	“job” refers to a specific scope of work for which there is a contract and a defined fee or charge.

•	“Legence Holdings” refers to Legence Holdings LLC, a Delaware limited liability company.

•	“Legence Intermediate” refers to Legence Intermediate LLC, a Delaware limited liability company.

•	“Legence Holdings LLC Agreement” refers to the amended and restated limited liability company agreement of Legence Holdings.

•	“Legence Parent” refers to Legence Parent LLC, a Delaware limited liability company.

•	“Legence Parent ML” refers to Legence Parent ML LLC, a Delaware limited liability company and wholly owned subsidiary of Legence Parent.

•	“Legence Parent II” refers to Legence Parent II LLC, a Delaware limited liability company.

•	“Legence Parent II ML” refers to Legence Parent II ML LLC, a Delaware limited liability company and wholly owned subsidiary of Legence Parent II.

•	“Legence Sub” refers to Legence PubCo Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Legence.

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“LGN Units” refers to units representing limited liability company interests in Legence Holdings issued pursuant to the Legence Holdings LLC Agreement, which, with respect to holders other than Legence (including through the Pubco Subsidiaries), shall only be held along with a corresponding number of shares of Class B Common Stock.

•	“LGN Unit Holder” refers to a holder of LGN Units (other than Legence and the Pubco Subsidiaries) and a corresponding number of shares of Class B Common Stock.

•	“LLC Interests” refers to the limited liability company interests of Legence Parent prior to the Corporate Reorganization.

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“Management Members” refers to certain current and former officers, employees and service providers (and their permitted transferees) of Legence Parent who directly or indirectly own equity interests in Legence Parent and Legence Parent II.

•	“MEP” refers to mechanical, electrical and plumbing.

•	“Pubco Subsidiaries” refers to certain wholly owned subsidiaries of Legence, through which Legence will indirectly own ownership interests in Legence Holdings following the Corporate Reorganization.

•	“Revolving Credit Facility” refers to the revolving facility provided under the Credit Agreement.

•	“selling stockholders” refers to Legence Parent ML and Legence Parent II ML.

•	“Tax Receivable Agreement” refers to that certain tax receivable agreement among Legence and the TRA Members.

•	“Term Loan Credit Facility” refers to the term loan facility provided under the Credit Agreement.

•	“TRA Members” refers to Legence Parent and Legence Parent II, as the initial TRA Members, and any others who may from time to time become party to the Tax Receivable Agreement.

PRESENTATION OF FINANCIAL AND OPERATING DATA

Legence Corp. is a Delaware corporation that was formed for the purpose of effectuating an initial public offering (the “IPO”) that closed in September 2025. In connection with the IPO, the Company effected a series of corporate reorganization transactions (such transactions, collectively, the “Corporate Reorganization”) whereby an “Up-C structure” was implemented and the Existing Owners continued to own their interests through two aggregators: (i) Legence Parent, which owns LGN Units, Class A Common Stock and Class B Common Stock, and (ii) Legence Parent II, which owns Class A Common Stock. Please see “Corporate Reorganization” for additional information.

Our historical financial statements incorporated by reference in this prospectus reflect only the results of Legence Holdings, or our accounting predecessor, for periods prior to the consummation of the IPO. For periods after our IPO, our historical financial statements reflect the results of Legence Corp. giving effect to the Corporate Reorganization. Furthermore, on January 2, 2026, we consummated the Bowers Acquisition (as defined below). This prospectus includes and incorporates by reference historical financial statements of The Bowers Group, Inc. (“Bowers”), and also includes and incorporates by reference unaudited pro forma financial information that presents certain financial information of Bowers on a pro forma combined basis to give effect to the Bowers Acquisition as if it had occurred at the beginning of the periods presented.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information included or incorporated by reference in this prospectus are based on a variety of sources, including independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates, which have been derived from management’s knowledge and experience in the industry in which we operate. Although we have not independently verified the accuracy or completeness of the third-party information included or incorporated by reference in this prospectus, based on management’s knowledge and experience, we believe that these third-party sources are reliable and that the third-party information included or incorporated by reference in this prospectus or in our estimates is accurate and complete. While we are not aware of any misstatements regarding the market, industry or similar data presented or incorporated by reference herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

TRADEMARKS AND TRADE NAMES

This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or in the documents incorporated by reference herein and does not contain all of the information you should consider before investing in shares of our Class A Common Stock. You should read this entire prospectus carefully, including the information incorporated by reference in this prospectus and any free writing prospectus prepared by us or on our behalf, including the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus, the documents incorporated by reference in this prospectus and the consolidated financial statements and the pro forma financial information, and the related notes thereto, contained elsewhere in this prospectus and incorporated by reference in this prospectus, as applicable, before you decide to invest in shares of our Class A Common Stock. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus or incorporated by reference in this prospectus.

Unless otherwise indicated, the information presented in this prospectus assumes that the underwriters’ option to purchase additional shares of our Class A Common Stock is not exercised. Certain operational terms used in this prospectus are defined in the section titled “Commonly Used Defined Terms.”

Our Company

We are a leading provider of engineering, installation and maintenance services for mission-critical systems in buildings. We believe that providing integrated solutions for engineering, installing and maintenance of mechanical, electrical and plumbing (“MEP”) systems results in lower total cost, fewer change orders and faster turnaround times for our clients and higher win rates, better customer retention, incremental margin and more recurring revenue for us. We focus on high-growth sectors that have technically demanding buildings, including technology, life sciences, health care and education. We count more than 60% of the companies in the Nasdaq-100 Index as clients.

Our business is growing rapidly as data centers, manufacturers, pharmaceutical companies, hospitals, schools and universities make investments in both new and existing facilities to support growing demand for their products and services, reduce energy costs and increase resiliency. From 2022 to 2025, our revenues grew at a compound annual growth rate of approximately 27% and, after giving pro forma effect to acquisitions we made over that period, 15%. In 2025, we generated more than half of our revenues from “high growth industries,” which we define as clients operating in the data center and technology and life sciences and health care end-markets. As of December 31, 2025, we had $3.7 billion of backlog and awarded contracts, representing an increase of 49% over the same date last year.

We specialize in designing, fabricating and installing complex HVAC, process piping and other MEP systems for new facilities and upgrading HVAC, lighting and building controls in existing facilities to enhance building performance, improve reliability and drive efficiency. In 2025, we generated approximately 40% of our revenues from new building projects and approximately 60% of our revenues from retrofits, upgrades and maintenance for existing buildings. Our team includes approximately 1,200 MEP engineers and energy consultants, and approximately 7,000 technicians and craftspeople, including HVAC and plumbing service technicians, fitters, electricians and sheet metal workers.

We operate through two segments: Engineering & Consulting and Installation & Maintenance. Our Engineering & Consulting segment designs HVAC and other MEP systems for buildings, develops strategies to help reduce energy usage and enhance building performance, improve reliability and drive efficiency and provides program and project management services for clients’ installation and retrofit projects. From 2022 to 2025, our Engineering & Consulting segment revenues grew at a compound annual growth rate of approximately 30% and, after giving pro forma effect to acquisitions we made over that period, approximately 12%. Our Engineering & Consulting segment generated 28.5% and 44.5% of our revenues and gross profit, respectively, in 2025.

Our Installation & Maintenance segment fabricates and installs HVAC systems, process piping and other MEP systems in new and existing industrial, commercial and institutional buildings and provides ongoing preventative and corrective maintenance services for those systems. Some of our installation clients choose to co-locate our employees at their sites to perform renovation and upgrade services on an ongoing basis. We have had an on-site presence with some of our clients for more than 20 years. The preventative maintenance work we perform is recurring pursuant to annual or multi-year contracts. From 2022 to 2025, our Installation & Maintenance segment revenues grew at a compound annual growth rate of approximately 26% and, after giving pro forma effect to acquisitions we made over that period, approximately 16%. Our Installation & Maintenance segment generated 71.5% and 55.5% of our revenues and gross profit, respectively, in 2024.

Our clients include large technology and industrial companies and public sector institutions who contract with us directly to provide services, as well as intermediaries such as architects and general contractors who subcontract MEP services to us as part of a larger project. We served approximately 20,000 clients from 2019 through 2025. In 2025, we generated less than 2% of our revenues from the federal government. Excluding maintenance contracts which can span multiple years, we typically complete most of our jobs within nine months. Approximately 60% of our revenues over the period from 2022 to 2025 were from jobs that had contract prices of less than $10 million, after giving pro forma effect to acquisitions made over that period. Our largest client represented approximately 9% of our revenues over the period from 2022 to 2025, after giving pro forma effect to acquisitions made over that period. In certain cases, we manage third-party contractors on behalf of our clients and we may pass those costs on directly to our customers as a specific line item or incorporate them into our overall contract price for the job. In the years ended December 31, 2025 and 2024, respectively, we paid subcontractors approximately $436.3 million and $350.7 million, respectively, in connection with their work on our projects. We also frequently purchase certain equipment that we install in our clients’ buildings. We may pass the cost of equipment on directly to our customers as a specific line item or incorporate the cost into our overall contract price for the job. In the years ended December 31, 2025 and 2024, we spent approximately $592.1 million and $457.3 million, respectively, on equipment for our clients’ projects.

We are headquartered in San Jose, California and, as of March 24, 2026, we had approximately 9,800 full-time employees, 116 physical locations and operated out of 46 U.S. states and the District of Columbia. For the year ended December 31, 2025, we generated $2,550.5 million in revenue, $77.3 million in net loss and $298.8 million in Adjusted EBITDA representing a Net Loss Margin of (3.0)% and Adjusted EBITDA Margin of 11.7%. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures, for a reconciliation to the nearest generally accepted accounting principles in the United States (“GAAP”) financial measure, please see “Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures” below.

Our Market Opportunity

Demand for our services is driven primarily by investment in new and existing industrial, commercial and public sector buildings in the United States. Investments in nonresidential buildings in the United States grew from $279 billion in 2021 to $437 billion in 2024, representing a compound annual growth rate of 16%, according to Dodge Construction Network. Investments in buildings in the market segments where we focus—data centers, technology, semiconductors, life sciences, healthcare and education—grew at a 22% compound annual growth rate over the same period, according to Dodge Construction Network, nearly 40% faster than overall investments in nonresidential buildings in the United States. We believe key drivers supporting continued growth in demand for our services include:

•	Increasing investment in data centers to support more cloud-based applications and artificial intelligence (“AI”). Rapidly growing demand for cloud services, as well as the computational resources required to train and run artificial intelligence models, is driving increasing investment in data centers. Facilities investment in data centers grew from $7 billion in 2021 to an estimated $48 billion in 2025 and is forecast to grow to $70 billion by 2029, according to Dodge Construction Network.

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Continued “reshoring” of U.S. manufacturing. A combination of increasing tariffs, growing intellectual property and geopolitical risks, attractive federal incentives for “domestic content” and the narrowing wage gap between U.S. and international workers is prompting many companies to move their offshore manufacturing operations back to the United States. Investment in manufacturing facilities in the United States grew at a compound annual growth rate of 50% from 2021 to 2024, according to Dodge Construction Network.

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Growing demand for solutions that can address rising electricity prices and declining power availability. The average price of electricity in the U.S. increased 23% from 2020 to 2024, which compares to an increase of only 8% in the prior ten-year period from 2010 to 2020 according to the U.S. Energy Information Administration. We believe that rising power prices have prompted businesses and institutions to seek ways to make their buildings more energy efficient to mitigate the impact of rising energy costs on their operations. According to the World Economic Forum, businesses can reduce their energy usage by as much as 49% and generate an average return on investment of 24% by making energy efficiency upgrades, according to a working paper by the Real Estate Research Institute in conjunction with Lawrence-Berkeley National Laboratory. At the same time as they are confronting higher power prices, we believe that many companies’ growth plans are being constrained by utility delays in connecting their new facilities to the grid as load growth outstrips available transmission capacity. Accelerating load growth has prompted regulators, utilities and businesses to implement energy efficiency programs as a lower cost and faster alternative to address load growth as compared to building new generation and transmission and distribution infrastructure.

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Continued need for outside expertise to help meet corporate sustainability goals. According to Deloitte’s 2025 Global C-suite Sustainability Report, more than 80% of surveyed executives report increasing sustainability investments, reflecting a sustained commitment to environmental and social initiatives across industries. We believe that businesses and institutions will continue to seek outside expertise to ensure they are able to deliver on the sustainability commitments they have made to shareholders, customers and the communities where they operate.

Our Strengths

We believe the following strengths of our business position us to capitalize on continued growth in demand for engineering, consulting, installation and maintenance services; reinforce our leadership position in the markets we focus on; and distinguish us from our competitors:

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Direct beneficiary of megatrends. We believe our focus on data centers, manufacturing facilities and energy efficiency upgrades positions us to benefit from increasing investment in data centers, the reshoring of manufacturing, rising power prices and accelerating load growth. According to Dodge Construction Network, facilities investments in data centers grew from $7 billion in 2021 to an estimated $48 billion in 2025 and is forecast to grow to $70 billion by 2029. According to data from the U.S. Census Bureau, total private construction spending on manufacturing facilities was $195 billion in January 2026, near the highest level ever recorded. In 2025, we generated approximately 40% of our revenues from new building projects and approximately 60% of our revenues from retrofits, upgrades and maintenance for existing buildings.

•	Deep technical expertise in mission-critical systems. We have over 100 years of experience working in technically demanding buildings, and we specialize in designing and installing mission-critical systems, including HVAC systems for data centers and life sciences facilities, and process piping for semiconductor and life sciences manufacturing. We count more than 60% of the companies in the Nasdaq-100 Index as clients and successfully completed more than 415,000 jobs from 2019 to 2025. We believe there are a limited number of companies with our capabilities and expertise which positions us to win market share in these fast-growing sectors.

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National footprint with an established presence in major data center, technology and manufacturing hubs. We serve clients nationwide, hold engineering or contracting licenses in all 50 U.S. states and operate out of 46 U.S. states and the District of Columbia. We believe our national footprint allows us to serve growing clients wherever they are located. We have a longstanding presence in Northern California, Northern Virginia and Phoenix, and we are expanding our services to various geographies including Iowa, West Texas and Atlanta. These geographic markets account for approximately 52% of the capacity from planned and under construction data centers across the United States, according to Cushman Wakefield. We believe our established presence in these key regions positions us to work with rapidly growing firms that are likely to invest in new and existing buildings.

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In-house engineering and consulting capabilities. We offer engineering, consulting and installation as an integrated service to our clients, and we complete approximately 10,000 engineering jobs annually. In-house engineering and consulting allows us to: engage with prospective clients earlier than our competitors who provide only installation services; more accurately estimate job costs, which allows us to price more competitively; minimize change orders, which we believe strengthens our relationships with our clients; shorten the amount of time it takes to conceive and complete projects; deliver higher performing systems; capture incremental margin; and play an integral role in shaping and implementing our clients’ building performance and efficiency programs.

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In-house fabrication and modular construction capabilities. We have six facilities strategically located across the United States, including an ISO Class 7 cleanroom, where we fabricate and construct modular components, including plenums, ducts, piping, electrical and other components for the systems that we install. Prefabricating components and modular construction at these locations allows us to deliver higher quality at a lower cost and in less time than our competitors who fabricate components in the field. We have served approximately 1,400 clients using our in-house fabrication and modular construction capabilities. Our fabrication and modular construction capabilities also allow us to compete for jobs located in regions where we do not yet have an installation workforce.

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Significant client diversity and small job sizes that mitigate client and project risk. We completed jobs for more than 9,500 clients in 2025. Approximately 60% of our revenues over the period from 2022 to 2025 were from jobs that had contract prices of less than $10 million, after giving pro forma effect to acquisitions made over that period. We believe the large number of clients that we serve, combined with our small average job size, reduces our dependence on any single client, as well as the impact that any individual project has on our profitability. Historically, our smaller jobs have earned higher margins than our larger jobs. We believe 80% of our jobs meet or exceed our initial margin estimates. Between 2021 to 2025, the largest loss we incurred on a job was approximately $1.3 million, after giving pro forma effect to acquisitions made over that period.

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Longstanding relationships with “blue chip,” repeat clients and history of growing revenues from existing clients. We strive to build long-term relationships with large clients that make significant investments in new or existing buildings every year. The average length of our relationship with our top 10 clients is 23 years, with many greater than 40 years. Additionally, we have dedicated teams of technicians that are co-located at many of our clients’ facilities to assist with the ongoing renovation, operation and maintenance of their building systems.

•	Strong management team and a collaborative, client-centric culture. Our management team has an average of more than 25 years of experience growing high performing service businesses. They are experts at managing large and diverse workforces to deliver projects on-time and on-budget while operating safely. We have a team-oriented culture and encourage candor from our employees, which we believe helps us to succeed and drive operational excellence. We believe that operating with purpose, passion and creativity benefits our clients, stakeholders and employees as well as the communities where we operate.

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Demonstrated ability to attract, cultivate and retain high quality employees. We are a people business that depends on attracting and retaining high quality employees to continue our growth. To ensure we can attract and develop the best employees, we have partnered with trade unions to develop apprenticeship programs for craftsmen and technicians and with universities to create internship and co-op opportunities for engineering students. In 2025, approximately 1,100 apprentices and 200 engineering students gained on-the-job training experience and exposure to our company through our apprenticeship and internship programs. These programs allow us to identify future talent early, as well as expose prospective employees to our company and culture in a more comprehensive manner than is possible through a traditional recruiting process. We also seek to build leadership skills in our existing employees through our Leadership Development Program, which includes leadership summits and training sessions to enhance skills and foster discussions of best practices across the organization.

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Proven acquiror with a track record of successfully integrating acquired companies. We have a successful history of acquiring and integrating businesses to expand our service offerings and geographic footprint. We have a dedicated team of corporate development professionals who focus on identifying privately owned businesses that are undergoing generational transitions or seeking additional opportunities and resources. Our experience is that these companies are often interested in selling to us specifically because of our collaborative culture, history of innovative projects and reputation with key clients. We have completed approximately 24 acquisitions since December 2020, the majority of which had purchase prices of less than $50 million and were acquired in a bilateral process rather than through a competitive auction. We appoint a dedicated integration project manager and follow an integration “playbook” for every acquisition we make that includes predefined integration tasks designed to increase revenues and drive consistency in administrative and reporting functions. We believe by applying a consistent playbook to integration, we minimize disruption to our operations and maximize revenue synergies.

Our Growth Strategy

We grew our revenues at a compound annual growth rate of approximately 15% from 2022 to 2025, after giving pro forma effect to acquisitions we made over that period. We intend to continue to grow our revenues by:

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Focusing on high-growth end markets and services, including data centers, life sciences, advanced manufacturing, healthcare and energy efficiency upgrades. Our strategy is to grow our revenues faster than the market by focusing on the sectors that we believe are growing their investment in buildings the fastest. We believe that investment in data centers, life sciences and manufacturing facilities will grow faster than investment in other types of buildings and that energy efficiency upgrades will be a major area for investment in all types of buildings. We are building new client relationships in these industries by hiring additional sales resources with experience and relationships in the sectors we are targeting. We are also elevating the profile of our company and brands through partnerships with key industry associations that we believe are viewed as thought leaders in building technology and performance, including the American Society of Heating, Refrigerating and Air-Conditioning Engineers (“ASHRAE”), the Green Building Initiative (“GBI”) Data Center Program and the U.S. Green Building Council (“USGBC”). Since 2021, we have added more than 2,700 new clients, after giving pro forma effect to acquisitions we made over that period.

•	Growing wallet share with existing, high-value clients. Our strategy is to identify existing high-value clients who we can provide additional services to with the goal of increasing our revenues and deepening our relationships. We are continuously enhancing our processes to ensure that our relationship managers inform our clients about the range of services we offer. We are also intensifying our marketing initiatives to increase awareness of our comprehensive range of services by targeting key decisionmakers and influencers. In particular, we are highlighting our extensive experience in mission-critical building systems and our work in high-growth industries such as data centers and life sciences.

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Increasing recurring revenues by growing our maintenance and service business. We generated approximately 13% of our 2025 revenues from our Maintenance & Service service line, after giving pro forma effect to acquisitions we made in 2025. Our Maintenance & Service revenue grew at a compound annual growth rate of approximately 23% from 2022 to 2025. Maintenance services are attractive to us because they generate higher margins than our other installation services, do not rely on continued investment in facilities to grow and are typically recurring in nature. Our strategy is to increase revenue from maintenance services by hiring additional sales staff and technicians that focus on securing new maintenance contracts. Additionally, we have designed our account management strategies to highlight our maintenance capabilities with the goal of growing our maintenance service work with existing clients.

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Making “bolt-on” acquisitions that expand our geographic footprint and increase density in demand-rich markets. We believe that acquisitions can accelerate our growth by creating access to new clients, expanding our footprint to new regions and adding capabilities in new areas. We are continuously evaluating potential acquisitions of engineering, consulting, installation and maintenance service providers in the United States. Our strategy is to acquire best-in-class engineering and consulting firms focused on energy efficiency, as well as leading installation and maintenance service providers. We seek to acquire companies that have a track record of strong financial performance and safe operations and are in regions that are experiencing significant growth. In addition, we will consider acquisitions of companies with complementary services to our own and companies that operate in attractive international markets.

Recent Developments

Bowers Acquisition

On January 2, 2026, we and our wholly owned subsidiary, Legence Subsidiary Holdings, LLC, a Delaware limited liability company (the “Purchaser”), consummated the previously announced acquisition of Bowers (the “Bowers Acquisition”) pursuant to the Equity Purchase Agreement (the “Purchase Agreement” and, the consummation of the transactions contemplated thereby, the “Bowers Acquisition Closing”), dated as of November 13, 2025, by and among the Company, the Purchaser, Bowers, and Wayne E. Bowers Revocable Living Trust, Quiet Harbor Trust and The David O’Donnell Revocable Trust dated Nov. 15, 2008 (collectively, the “Sellers”). Pursuant to the Purchase Agreement, the Sellers caused Bowers and certain of its subsidiaries to convert into Maryland limited liability companies and the Sellers contributed 100% of their equity interests of Bowers (the “Bowers Interests”) to TBG 2026, LLC (“NewCo”), a newly formed Delaware limited liability company wholly owned by the Sellers, which joined as a party to the Purchase Agreement, and (ii) the Purchaser purchased from NewCo all of the Bowers Interests in exchange for 2,551,672 shares of Class A Common Stock and approximately $325 million in cash, subject to customary post-closing adjustments (such cash amount, the “Bowers Cash Consideration”).

In addition, on the terms and subject to the conditions set forth in the Purchase Agreement, on December 31, 2026 (the “Deferred Consideration Date”), NewCo will receive an amount equal to $50 million (the “Deferred Consideration”), payable in either, or any combination of, as determined in the Purchaser’s sole discretion, (i) cash or (ii) shares of Class A Common Stock. The amount of any shares of Class A Common Stock issued in connection with the satisfaction of the Deferred Consideration payment obligation (any such shares, the “Deferred Consideration Shares”) will be determined based on the volume weighted average sales price of the

Class A Common Stock, as traded on Nasdaq, calculated for the 10 trading day period ending on the last trading day that occurs at least 3 days prior to the Deferred Consideration Date. Any Deferred Consideration Shares issued shall be subject to applicable restrictive legends pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

The Purchaser funded the Bowers Cash Consideration and all fees and expenses related to the Bowers Acquisition payable by the Purchaser at or prior to the Bowers Acquisition Closing with a combination of the Purchaser’s cash on hand, borrowings under the Revolving Credit Facility and the full proceeds of the term loans provided pursuant to Amendment No. 12 to the Credit Agreement (as further discussed below).

For the year ended September 30, 2025 and three months ended December 31, 2025, respectively, Bowers generated total revenue of approximately $767 million and $262 million, net income of approximately $69 million and $22 million and EBITDA of approximately $72 million and $23 million.

EBITDA for Bowers (“Bowers EBITDA”) is a financial measure not presented in accordance with GAAP but is intended to provide useful and supplemental information to investors and analysts as they evaluate Bowers’ performance. EBITDA is defined as net income, plus depreciation and amortization, interest income and income tax expense. Bowers EBITDA should not be considered an alternative to net income that is derived in accordance with GAAP. Management believes that the exclusion of the above-described items from net income in the presentation of Bowers EBITDA enables us and our investors to more effectively evaluate Bowers’ operations period over period and to identify operating trends that might not be apparent due to, among other reasons, the variable nature of these items, both in value and frequency, period over period. In addition, management believes these measures may be useful for investors in comparing Bowers’ operating results with those of other companies.

The following table provides a reconciliation of Bowers’ net income, the most directly comparable financial measure presented in accordance with GAAP, to EBITDA for the periods presented herein (dollars in thousands):

	Year Ended Ended September 30, 2025	Three Months Ended December 31, 2025
Net income	$68,618	$22,031
Depreciation and amortization	1,736	442
Interest income	(2,474)	(608)
Income tax expense	4,250	992

EBITDA	$72,130	$22,857

Credit Facility Amendments

On January 2, 2026, Legence Holdings and certain of its subsidiaries entered into Amendment No. 12 to the Credit Agreement (“Amendment No. 12”). Amendment No. 12, among other things, incrementally increased commitments under the Term Loan Credit Facility by an aggregate principal amount of $200 million, which commitments, in connection with the Bowers Acquisition Closing, were drawn in full on January 2, 2026. The additional commitments and term loans provided pursuant to Amendment No. 12 have terms identical to the other existing term loans outstanding under the Term Loan Credit Facility.

On January 15, 2026, Legence Holdings amended the Credit Agreement to allow individual letter of credit issuers party to the Credit Agreement to exceed their own individual letter of credit commitment in their sole discretion.

Principal Stockholders

Blackstone (NYSE: BX) is one of the world’s leading investment firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Through its different businesses, Blackstone had total assets under management of approximately $1.3 trillion as of December 31, 2025.

Corporate Information

Our principal executive offices are located at 1601 Las Plumas Avenue, San Jose, CA 95133, and our telephone number at that address is (833) 534-3623. Our website is available at www.wearelegence.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

Class A Common Stock offered by the selling stockholders	13,386,185 shares (or 15,394,112 shares if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 2,007,927 shares of our Class A Common Stock.

Class A Common Stock to be outstanding after this offering	75,623,925 shares (or 76,866,798 shares if the underwriters exercise in full their option to purchase additional shares).

Class B Common Stock to be outstanding immediately after completion of this offering	32,414,007 shares (or 31,171,134 shares, if the underwriters exercise in full their option to purchase additional shares), or one share for each LGN Unit held by the LGN Unit Holders immediately following this offering. Class B Common Stock is non-economic. When an LGN Unit is exchanged for a share of Class A Common Stock, a corresponding share of Class B Common Stock will be surrendered.

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling stockholders. See “Use of Proceeds.”

Dividend policy	Our board of directors may elect to declare cash dividends on our Class A Common Stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements and restrictions in the agreements governing our indebtedness (as further discussed below). The payment of any future dividends will be at the discretion of our board of directors. We have not adopted, and do not currently expect to adopt, a written dividend policy. The section titled “Dividend Policy” contains more information.

Lock-up agreements	In connection with this offering, the Company and its executive officers, directors, selling stockholders and certain other entities have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus except with the prior written consent of any two of the representatives. See “Underwriting (Conflicts of Interest).”

Material tax consequences	For a discussion of material U.S. federal income tax consequences that may be relevant to prospective non-U.S. holders, please see the section entitled “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders.”

Listing	Our Class A Common Stock is listed on the Nasdaq under the symbol “LGN.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 15 of this prospectus and the other risk factors incorporated by reference into this prospectus before deciding to invest in our Class A Common Stock.

Transfer agent	Equiniti Trust Company, LLC.

Conflicts of Interest	Because certain affiliates of Blackstone Securities Partners L.P., an underwriter in this offering, own in excess of 10% of the outstanding LGN Units, Blackstone Securities Partners L.P. is deemed to have a “conflict of interest” under Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares in this offering will be made to any discretionary account over which any underwriter having a conflict of interest under FINRA Rule 5121 exercises discretion without the prior specific written approval of the account holder.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

We prepared the summary consolidated financial data using our consolidated financial statements for each of the periods presented. The summary consolidated financial data for each fiscal year in the three-year period ended December 31, 2025 was derived from the audited historical consolidated financial statements of Legence incorporated by reference in this prospectus.

The summary unaudited pro forma financial data as of and for the year December 31, 2025 reflects the effect of the Bowers Acquisition, Corporate Reorganization and the IPO on the historical financial information of Legence on a pro forma basis as if they had occurred on January 1, 2025. The unaudited pro forma historical financial data is presented for illustrative purposes only and is not necessarily indicative of the financial position that would have existed or the financial results that would have occurred if this offering and acquisition had occurred on the dates indicated, nor are they necessarily indicative of the financial position or results of our operations in the future.

The historical results are not necessarily indicative of the results to be expected in any future period. You should read the following summary financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Annual Report”) incorporated by reference in this prospectus, the historical financial statements included and incorporated by reference in this prospectus and in the section of this prospectus titled “Corporate Reorganization.”

	Legence Historical			Legence Pro Forma
	As of and for the Year Ended December 31,			As of and for the Year Ended December 31,
	2023	2024	2025	2025
(Dollars in thousands)
Statements of Operations Information:
Revenue	$1,615,062	$2,098,602	$2,550,491	$3,449,898
Cost of revenue	1,299,916	1,667,835	2,014,566	2,753,314

Gross profit	315,146	430,767	535,925	696,584
Selling, general and administrative	186,058	242,888	342,627	440,484
Depreciation and amortization	80,241	97,153	100,365	156,322
Acquisition-related costs	3,794	5,634	5,739	15,815
Changes in the fair value of contingent consideration liabilities	31,071	—	—	—
Goodwill impairment	5,051	17,804	24,966	24,966
Loss (gain) on sale of property and equipment	—	—	(326)	(326)
Long-lived asset impairment	—	—	2,415	2,415
Equity in earnings of joint venture	(1,329)	(3,063)	(1,443)	(1,443)

Income from operations	10,260	70,351	61,582	58,351
Other expense (income):
Interest expense, net of capitalized interest	68,196	91,609	101,778	73,141
Interest income	(4,249)	(5,464)	(4,488)	(6,989)
Loss on debt extinguishment	—	—	6,651	6,651
Credit agreement amendment fees	—	7,801	6,302	9,388
Other expense (income), net	257	(473)	6,481	6,413

Total other expense, net	64,204	93,473	116,724	88,604

Loss before income tax	(53,944)	(23,122)	(55,142)	(30,253)
Income tax expense (benefit)	(7,918)	4,521	22,161	17,465

Net loss	(46,026)	(27,643)	(77,303)	(47,718)

	Legence Historical			Legence Pro Forma
	As of and for the Year Ended December 31,			As of and for the Year Ended December 31,
	2023	2024	2025	2025
(Dollars in thousands)
Net income (loss) attributable to noncontrolling interests	—	912	(17,523)	(16,920)

Net loss attributable to Legence	$(46,026)	$(28,555)	$(59,780)	$(30,798)

Balance Sheet Information:
Cash and cash equivalents		$81,167	$230,166	$165,150
Total assets		$2,352,500	$2,679,396	$3,265,176
Total liabilities		$2,148,908	$1,890,601	$2,390,907
Total equity		$203,592	$788,795	$874,269
Statements of Cash Flows Information:
Cash provided by operating activities	$33,917	$29,268	$256,873
Cash used in investing activities(1)	$(133,902)	$(243,985)	$(54,047)
Cash (used in) provided by financing activities	$128,471	$206,964	$(53,827)
Other Financial Information:
Net Loss Margin(2)	(2.8)%	(1.3)%	(3.0)%
Subcontractor Expense(3)	$234,837	$350,719	$436,323
Equipment Expense	$385,770	$457,293	$592,064
Adjusted EBITDA(4)	$166,410	$229,625	$298,825
Adjusted EBITDA Margin(5)	10.3%	10.9%	11.7%

(1)	Cash flows used in investing activities primarily consist of payments for the acquisition of businesses, capital expenditures and proceeds from the sale of property and equipment.
(2)	Net loss divided by revenue.
(3)

Subcontractor Expense represents the cost of third-party contractors that we use and is included in Cost of Revenue. We typically incur Subcontractor Expense in connection with the provision of construction management services. On jobs where we use subcontractors, we may pass those costs on directly to our customers as a specific line item or incorporate them into our overall contract price for the job.

(4)	Adjusted EBITDA is not calculated in accordance with GAAP. See “—Non-GAAP Financial Measures” for a description of Adjusted EBITDA and a reconciliation to the most directly comparable GAAP measure.
(5)

Adjusted EBITDA Margin is not calculated in accordance with GAAP. See “—Non-GAAP Financial Measures” for a description of Adjusted EBITDA Margin and a reconciliation to the most directly comparable GAAP measure.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin are financial measures not presented in accordance with GAAP but are intended to provide useful and supplemental information to investors and analysts as they evaluate our performance. Adjusted EBITDA is defined as net loss adjusted to exclude, or otherwise reflect, interest expense, net of capitalized interest, interest income, income tax expense (benefit), depreciation and amortization, credit agreement amendment fees, goodwill impairment, long-lived asset impairment, net (gain) loss on sale and disposition of property and equipment, loss on debt extinguishment, changes in the fair value of contingent consideration liabilities, acquisition and integration costs, system deployment costs, strategic initiative costs, indemnification asset adjustments, Tax Receivable Agreement liability remeasurements, stock-based compensation expense, accelerated project sale and litigation settlement. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered alternatives to net loss or net loss margin, respectively, as determined in accordance with GAAP. Management believes that the exclusion of the above-described items from net loss in the presentation of the non-GAAP measures identified above enables us and our investors to more effectively evaluate our operations period over period and to identify operating trends that might not be apparent due to, among other reasons, the variable nature of these items, both in value and frequency, period over period. In addition, management believes these measures may be useful for investors in comparing our operating results with those of other companies.

Our non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or substitutes for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP financial measures superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are that such measures:

•

may exclude the recurring expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and the assets being depreciated and amortized may have to be replaced in the future;

•	do not reflect changes in our working capital needs;

•	do not reflect the interest (income) expense on our indebtedness; or

•	do not reflect the income tax (benefit) provision we are required to make.

In order to evaluate our business, we encourage you to review the financial statements incorporated by reference in this prospectus, and not rely on a single financial measure to evaluate our business.

The following table provides a reconciliation of our Net Loss, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA, and a calculation of Adjusted EBITDA Margin for the periods presented herein (dollars in thousands):

	For the Year Ended December 31,
	2022	2023	2024	2025
Net loss	$(82,274)	$(46,026)	$(27,643)	$(77,303)
Interest expense, net of capitalized interest	50,836	68,196	91,609	101,778
Interest income	(236)	(4,249)	(5,464)	(4,488)
Income tax expense (benefit)	7,613	(7,918)	4,521	22,161
Depreciation and amortization	93,020	92,801	110,849	114,288
Credit agreement amendment fees(1)	—	—	7,801	6,302
Goodwill impairment(2)	23,440	5,051	17,804	24,966
Long-lived asset impairment(3)	—	—	—	2,415
Net (gain) loss on sale and disposition of property and equipment	797	822	(270)	(326)
Loss on debt extinguishment	—	—	—	6,651
Changes in the fair value of contingent consideration liabilities	4,322	31,071	—	—
Acquisition and integration costs(3)	6,655	5,402	9,181	8,436
System deployment costs(4)	6,638	11,826	5,048	2,140
Strategic initiative costs(5)	839	6,784	10,778	17,092
Indemnification asset adjustments(7)	—	—	—	3,796
Tax Receivable Agreement liability remeasurements(8)	—	—	—	2,914
Stock-based compensation expense	5,185	10,051	5,411	68,003
Accelerated project sale(9)	—	(7,401)	—	—
Litigation Settlement(10)	3,000	—	—	—
Adjusted EBITDA	$119,835	$166,410	$229,625	$298,825
Net Loss Margin	(6.6)%	(2.8)%	(1.3)%	(3.0)%
Adjusted EBITDA Margin	9.6%	10.3%	10.9%	11.7%

(1)	Represents costs incurred in connection with our debt refinancings in each of the periods presented.

(2)

Refer to “Note 5—Goodwill and Intangible Assets” in Notes to Consolidated Financial Statements, included in our Annual Report incorporated herein by reference, for details on the nature of the impairment.

(3)

Refer to “Note 2—Summary of Significant Accounting Policies, Long-Lived Assets Impairment” in Notes to Consolidated Financial Statements, included in our Annual Report incorporated herein by reference, for details on the nature of the impairment.

(4)

For the years ended December 31, 2025, 2024, 2023 and 2022, the figures include $5.7 million, $5.6 million, $3.8 million and $5.6 million, respectively, of acquisition costs recorded in Acquisition-related costs, and $2.7 million, $3.6 million, $1.6 million and $1.1 million, respectively, of acquisition integration costs recorded in Selling, general and administrative on the Consolidated Statements of Operations.

(5)	Represents consulting and initial upfront costs associated with implementing and optimizing certain enterprise resource planning systems, including IFS, Onestream and Ceridian Dayforce.
(6)

Represents (i) consulting costs associated with rebranding efforts in connection with our name change to Legence that we do not expect to recur in the future, (ii) upfront consulting and out-of-pocket costs related to developing and launching the cross-selling framework amongst our brands, many of which were more recently acquired and integrated into the Legence brand, (iii) consulting and legal fees associated with education and marketing efforts for our clients with respect to utilizing certain government incentive programs, (iv) consulting, legal, accounting, and other expenses in connection with non-recurring extraordinary company transactions, including fees related to our IPO that did not meet the requirements to be deferred issuance costs and (v) consulting, legal, accounting and other expenses in connection with a secondary offering conducted on behalf of Legence Parent ML and Legence Parent II ML.

(7)

Represents adjustments to an indemnification asset related to unrecognized tax benefits acquired in a prior acquisition recorded in Other expense (income), net on the Consolidated Statements of Operations and is fully offset as an income tax benefit netted in Income tax expense on the Consolidated Statements of Operations.

(8)	TRA liability remeasurements are recorded in Other expense (income), net on the Consolidated Statements of Operations.
(9)

Black Bear Energy, Inc., our subsidiary (“Black Bear”), helps businesses and real estate owners procure on-site generation and storage systems for their buildings. Black Bear receives compensation for its services from project developers who pay Black Bear a fee if they are selected to provide the system for the client. The fee is typically earned and paid when the client enters into a binding contract with the project developer and permits to begin construction have been issued. If a contract is not signed or permits are not issued, Black Bear is typically not owed a fee from the project developer. In the fourth quarter of 2023, a project developer who had been selected for a large number of projects by Black Bear’s clients offered to immediately pay Black Bear all of the fees that Black Bear would earn in the future if all of the projects received permits, provided that Black Bear would agree to discount the fee amounts. Black Bear agreed to discount the fee amounts and recorded significantly higher revenues than would be typical in a quarter. Given the unique nature of the transaction, we consider it to be non-recurring in nature. This adjustment is to eliminate the approximately $7.4 million profit we recorded from the transaction.

(10)

Refer to “Note 21—Commitments and Contingencies” in the Notes to Consolidated Financial Statements, included in our Annual Report incorporated herein by reference, for details on the nature of the settlement.

RISK FACTORS

You should carefully consider the following risk factors as well as those contained in the “Risk Factors” section of our Annual Report and other SEC filings incorporated by reference in this prospectus that may affect our business, future operating results and financial condition, as well as the other information set forth or incorporated by reference in this prospectus, before making a decision to invest in our Class A Common Stock. If any of the following or other above-referenced risks actually occurs, our business, financial condition or results of operations would likely be materially and adversely affected. In such case, the trading price of our Class A Common Stock would likely decline, and you may lose all or part of your investment. The risks below and incorporated by reference are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us.

Risks Related to This Offering and Our Common Stock

The price of our Class A Common Stock may fluctuate significantly, and you could lose all or part of your investment.

The market price of our Class A Common Stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. The following is a non-exhaustive list of factors that could affect the market price of our Class A Common Stock:

•	our operating and financial performance;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	our failure to meet revenue or earnings estimates by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A Common Stock;

•	sales of our Class A Common Stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described or referenced under this “Risk Factors” section or “Item 1A. Risk Factors” included in the Annual Report.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A Common Stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources and harm our business, financial condition and results of operations.

Our Sponsor controls a significant percentage of our voting power.

The Aggregators (which are controlled by our Sponsor) beneficially own approximately 61% of our outstanding Common Stock. Immediately following this offering, the Aggregators will beneficially own 49% (or 47%, if the underwriters exercise in full their option to purchase additional shares) of our outstanding Common Stock. As such, our Sponsor has the power to control our business and affairs. In addition, certain of our directors are currently employed by our Sponsor. Consequently, our Sponsor is able to influence matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. This concentration of stock ownership may also adversely affect the trading price of our Class A Common Stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Future sales of our Class A Common Stock in the public market could reduce the market price of our Class A Common Stock, and any additional capital raised by us through the sale of equity or convertible or exchangeable securities may dilute your ownership in us.

We may sell additional shares of Class A Common Stock in subsequent public offerings. We may also issue additional shares of Class A Common Stock or convertible or exchangeable securities (including LGN Units). After the completion of this offering, we will have outstanding 75,623,925 shares of Class A Common Stock (or 76,866,798 shares if the underwriters exercise in full their option to purchase additional shares), of which the Aggregators will own 20,241,006 shares (or 19,475,952 shares if the underwriters exercise in full their option to purchase additional shares) or approximately 27% (or 25% if the underwriters exercise in full their option to purchase additional shares) of the total number of shares of Class A Common Stock outstanding after the completion of this offering, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in “Underwriting (Conflicts of Interest)” but may be sold into the market in the future.

After the completion of this offering, certain of our Existing Owners will own 32,414,007 shares of Class B Common Stock (or 31,171,134 shares if the underwriters exercise in full their option to purchase additional shares) representing approximately 30% (or 29% if the underwriters exercise in full their option to purchase additional shares) of the total number of shares of Common Stock outstanding after the completion of this offering, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in “Underwriting (Conflicts of Interest)” but may be sold into the market in the future. Subject to certain limitations and exceptions, certain of our Existing Owners may exchange their LGN Units (together with shares of Class B Common Stock) for shares of Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A Common Stock.

Moreover, certain of our Existing Owners (or their designees) are party to a registration rights agreement (as described in “Certain Relationships and Related Party Transactions—Registration Rights Agreement”), which, among other things, requires us, in certain circumstances, to register shares of Class A Common Stock (including shares of Class A Common Stock into which LGN Units are redeemable). We have also registered all shares of Class A Common Stock that we may issue under our equity compensation plans, which can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting (Conflicts of Interest)” section of this prospectus.

In addition, as of the date of effectiveness of this registration statement, an aggregate of 25,341,365 shares of Class A Common Stock, 40,699,833 shares of Class B Common Stock and 40,699,833 LGN Units, representing approximately 61% of the issued and outstanding Class A Common Stock, assuming the exchange of all outstanding LGN Units (other than those held directly or indirectly by the Company), together with a corresponding number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis, are pledged to secure obligations of the selling stockholders under margin loan agreements with

Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto from time to time, including an affiliate of Goldman Sachs & Co. LLC, one of the underwriters in this offering. Any foreclosure upon those shares could result in sales of a substantial number of shares of our Class A Common Stock in the public market, which could substantially decrease the market price of our Class A Common Stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A Common Stock.

In connection with this offering, we, all of our directors and executive officers and our Existing Owners, including our Sponsor, entered into lock-up agreements with respect to their Class A Common Stock (including any Class A Common Stock into or for which such parties’ securities are convertible or exchangeable), pursuant to which, subject to certain exceptions, such parties agreed to be subject to certain resale restrictions for a period of 90 days following the effectiveness date of the registration statement of which this prospectus forms a part. Any two of Goldman Sachs & Co. LLC, Jefferies LLC and BofA Securities, Inc. may, at any time and without notice, release all or any portion of the Class A Common Stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then Class A Common Stock will be available for sale into the public markets, subject to any applicable restrictions imposed by the federal securities laws, which could cause the market price of our Class A Common Stock to decline and impair our ability to raise capital.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus and incorporated by reference herein contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact included in this prospectus and incorporated by reference herein regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, words such as “may,” “assume,” “forecast,” “could,” “should,” “will,” “plan,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “budget” and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events at the time such statement was made. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described or referenced under the heading “Risk Factors” included in this prospectus and in our Annual Report incorporated by reference herein. Examples of forward-looking statements include, among others, statements we make regarding:

•	our business strategy, including with respect to our supply chain, expanded or new service offerings and potential expansion into new domestic or international markets;

•	expectations regarding our business or financial outlook;

•	expectations regarding opportunities, technological developments, competitive positioning, future economic and regulatory conditions and other trends in particular markets or industries;

•	the business plans or financial condition of our customers;

•	our ability to achieve or maintain certain financial and operational metrics;

•	our ability to comply with and liabilities related to environmental, health and safety laws, regulations and obligations;

•	our ability to obtain, maintain and comply with permits and governmental approvals;

•	our ability to remain competitive and adapt to developments in the industries in which we operate;

•	our ability to secure contracts and maintain relationships with our existing customers;

•	our ability to comply with increasing scrutiny, regulatory requirements and changing stakeholder expectations with respect to sustainability and environmental, social and governance matters;

•	potential benefits from, and future financial and operational performance of, acquired businesses, and our investments;

•	expected value of contracts or intended contracts with customers, as well as the expected timing, scope, services, term or results of any awarded or expected projects;

•	the expected future value of our intangible assets;

•	expectations regarding the future availability and price of materials and equipment necessary for the performance of our business;

•

the expected impact of global and domestic economic or political conditions on our business, financial condition, results of operations, cash flows, liquidity, and demand for our services, including inflation, interest rates, tariffs, recessionary economic conditions and commodity prices;

•	the expected impact of changes and potential changes in climate and the physical and transition risks associated with climate change;

•	the expected impact of existing or potential legislation or regulation;

•	the future demand for, availability of and costs related to labor resources in the industries we serve;

•	the expected recognition and realization of our remaining performance obligations or backlog;

•	credit markets;

•	our pending legal matters; and

•	our plans, objectives, expectations and intentions contained in this prospectus and in other documents incorporated by reference herein that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to the business in which we operate, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, the risks described or referenced under “Risk Factors” in this prospectus and in “Item 1A. Risk Factors” in our Annual Report incorporated by reference herein.

Should one or more of the risks or uncertainties described or referenced in this prospectus or in other documents occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares in this offering by the selling stockholders. We will, however, bear the costs, other than underwriting discounts and commissions, associated with the sale of these shares. The selling stockholders are affiliated with or controlled by members of our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our Class A Common Stock and Class B Common Stock as of the date of effectiveness of this registration statement with respect to:

•	each person known to us to beneficially own more than 5% of any class of our outstanding Common Stock;

•	each of our named executive officers;

•	each member of our board of directors; and

•	all of our directors and executive officers as a group.

Applicable percentage of beneficial ownership prior to this offering is based on 67,338,099 shares of Class A Common Stock and 40,699,833 shares of Class B Common Stock outstanding as of the date of effectiveness of this registration statement. Applicable percentage of beneficial ownership after this offering is based on 75,623,925 shares of Class A Common Stock and 32,414,007 shares of Class B Common Stock outstanding immediately after this offering (or 76,866,798 shares of Class A Common Stock and 31,171,134 shares of Class B Common Stock if the underwriters exercise in full their option to purchase additional shares).

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant; (2) the conversion of a security; (3) the power to revoke a trust, discretionary account or similar arrangement; or (4) the automatic termination of a trust, discretionary account or similar arrangement. Shares issuable pursuant to options are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those options but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person or entity identified in the table below possesses sole voting and investment power with respect to all shares of our Common Stock beneficially owned by them. All information with respect to beneficial ownership has been furnished by the directors or named executive officers, as the case may be. Unless otherwise noted, the address of each beneficial owner listed below is c/o Legence Corp., 1601 Las Plumas Avenue, San Jose, CA 95133.

	Before This Offering				After This Offering Assuming No Exercise of the Underwriters’ Option					After This Offering Assuming Full Exercise of the Underwriters’ Option
	Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned		Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned		Combined Voting Power(1)	Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned		Combined Voting Power(1)
Name of Beneficial Owner(2)(3)	Shares	%	Shares	%	Shares	%	Shares	%	%	Shares	%	Shares	%	%
5% Stockholders:
Legence Parent ML LLC(3)(5)	178,571	*	40,699,833	100%	178,571	*	32,414,007	100%	30%	178,571	*	31,171,134	100%	29%
Legence Parent II ML LLC(4)(5)	25,162,794	37%	—	—	20,062,435	27%	—	—	19%	19,297,381	25%	—	—	18%
FMR LLC(6)	4,007,235	6%	—	—	4,007,235	5%	—	—	4%	4,007,235	5%	—	—	4%
Named Executive Officers and Directors:
Jeffrey Sprau	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stephen Butz	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stephen Hansen	1,785	*	—	—	1,785	*	—	—	*	1,785	*	—	—	*
Bryce Seki	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Justin Schwartz	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bilal Khan	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	Before This Offering				After This Offering Assuming No Exercise of the Underwriters’ Option					After This Offering Assuming Full Exercise of the Underwriters’ Option
	Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned		Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned		Combined Voting Power(1)	Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned		Combined Voting Power(1)
Name of Beneficial Owner(2)(3)	Shares	%	Shares	%	Shares	%	Shares	%	%	Shares	%	Shares	%	%
Robert Mitchell Nimocks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Terrence Keenen	8,928	*	—	—	8,928	*	—	—	*	8,928	*	—	—	*
Christie Kelly	—	—	—	—	—	—	—	—	—	—	—	—	—	—
David Coghlan	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Executive Officers and Directors as a Group (12 persons)	10,713	*	—	—	10,713	*	—	—	*	10,713	*	—	—	*

*	Less than 1%.
(1)

Represents the percentage of voting power of our Class A Common Stock and Class B Common Stock voting as a single class. Each share of Class A Common Stock and Class B Common Stock entitles its holder to one vote on all matters to be voted on by stockholders. Holders of Class A Common Stock and Class B Common Stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation.

(2)	Certain members of management have ownership interests in the Aggregators, and, as a result, have an indirect interest in the shares of Common Stock owned by the Aggregators.
(3)

Legence Parent is the sole member of Legence Parent ML, a selling stockholder in this offering, which holds 178,571 shares of Class A Common Stock, 40,699,833 shares of Class B Common Stock and 40,699,833 LGN Units. Legence Parent is owned by BX Refficiency Aggregator LP and certain members of management. Certain members of our management team and certain of our employees also own incentive units in Legence Parent. Prior to the consummation of this offering, we will issue to Legence Parent ML 8,285,826 shares of our Class A Common Stock (or 9,528,699 shares of our Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) in exchange for an equivalent number of outstanding LGN Units, all of which will be sold by Legence Parent ML in this offering.

BCP 8/BEP 3 Holdings Manager L.L.C. is the general partner of BX Refficiency Aggregator LP. Blackstone Energy Management Associates III L.P. and Blackstone Management Associates VIII L.P. are the managing members of BCP 8/BEP 3 Holdings Manager L.L.C. Blackstone EMA III L.L.C. is the general partner of Blackstone Energy Management Associates III L.P. BMA VIII L.L.C. is the general partner of Blackstone Management Associates VIII L.P. Blackstone Holdings II L.P. is the managing member of Blackstone EMA III L.L.C. and BMA VIII L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone Inc.’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than BX Refficiency Aggregator LP to the extent of its direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

(4)

Legence Parent II is the sole member of Legence Parent II ML, a selling stockholder in this offering, which holds 25,162,794 shares of Class A Common Stock. Legence Parent II is owned by Refficiency Aggregator II LP and certain members of management.

BCP 8/BEP 3 Holdings Manager L.L.C. is the general partner of Refficiency Aggregator II LP. Blackstone Energy Management Associates III L.P. and Blackstone Management Associates VIII L.P. are the managing members of BCP 8/BEP 3 Holdings Manager L.L.C. Blackstone EMA III L.L.C. is the general partner of Blackstone Energy Management Associates III L.P. BMA VIII L.L.C. is the general partner of Blackstone Management Associates VIII L.P. Blackstone Holdings II L.P. is the managing member of Blackstone EMA III L.L.C. and BMA VIII L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone Inc.’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than Refficiency Aggregator II LP to the extent of its direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

(5)

Based on information provided to us, as of the date of this prospectus, each of Legence Parent ML and Legence Parent II ML has pledged, hypothecated or granted security interests in all of the shares of Class A Common Stock and, as applicable, shares of Class B Common Stock and all of the LGN Units, held by it pursuant to a margin loan agreement with customary default provisions. In the event of a default under the margin loan agreements, the secured parties may foreclose upon any and all of the shares of Class A Common Stock, shares of Class B Common Stock or LGN Units pledged to them and may seek recourse against the borrowers.

(6)

Based solely on information contained in a Schedule 13G/A (the “FMR 13G”) filed with the SEC on February 5, 2026 by FMR LLC (“FMR”). The FMR 13G indicates that FMR, certain of its direct and indirect subsidiaries and affiliates, or entities whose shares are subject to reporting by FMR, have beneficial ownership of 4,007,235 shares of Class A Common Stock (the “FMR Shares”). FMR reported having sole voting power with respect to 4,005,043 of the FMR Shares and sole dispositive power with respect to all of the FMR Shares. The FMR 13G indicates that Ms. Abigail Johnson, a Director, the Chairman and the Chief Executive Officer of FMR, has sole dispositive power with respect to the FMR Shares. Members of the Johnson family, including Ms. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. FMR listed its address as 245 Summer Street, Boston, Massachusetts 02210.

CORPORATE REORGANIZATION

Legence’s sole material asset consists of our membership interests in Legence Holdings (held directly by us and indirectly through the Pubco Subsidiaries). Legence Holdings directly or indirectly owns all of the outstanding membership interests in the operating subsidiaries through which we operate our assets. In connection with the IPO, Legence became the managing member of Legence Holdings and controls and is responsible for all operational, management and administrative decisions relating to Legence Holdings’ business, consolidates the financial results of Legence Holdings and its subsidiaries and reports non-controlling interests in its consolidated financial statements related to the LGN Units that the LGN Unit Holders own in Legence Holdings.

The IPO was conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C structure provides the LGN Unit Holders with the tax advantage of continuing to own interests in a pass-through structure, which is tax efficient because their allocable shares of income from Legence Holdings is not subject to entity-level tax. The Up-C structure also provides potential future tax benefits for both the public company and the LGN Unit Holders when they ultimately exchange their pass-through interests for shares of Class A Common Stock, which is expected to result in tax basis adjustments in the assets of Legence Holdings and produce favorable tax attributes for us. See “—Holding Company Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In connection with the IPO: (a) Legence Parent formed Legence; (b) the ownership interests in Legence Holdings were recapitalized into two classes of common equity limited liability company units (defined herein as LGN Units); (c) Legence Intermediate distributed a portion of its interests in Legence Holdings to Legence Parent, which in turn distributed such interests to certain of the Existing Owners; (d) such Existing Owners contributed all of, and Legence Intermediate contributed a portion of, their interests in Legence Holdings directly, or indirectly by contribution of interests in Blocker Entities holding interests in Legence Holdings, to Legence in exchange for newly issued Class A Common Stock; (e) such Existing Owners contributed such Class A Common Stock received to Legence Parent II, and Legence Intermediate liquidated and distributed such Class A Common Stock and its remaining interests in Legence Holdings to Legence Parent; (f) Legence Parent subscribed for newly issued Class B Common Stock from Legence in exchange for nominal consideration as a result of its historic indirect ownership of Legence Holdings, and certain of the Existing Owners continued to hold a portion of their pre-IPO ownership interest in Legence Holdings through Legence Parent; (g) Legence (through Legence Sub) contributed the net proceeds of the IPO to Legence Holdings in exchange for newly issued LGN Units; and (h) the Legence Holdings LLC Agreement was amended and restated to, among other things, make Legence the managing member of Legence Holdings. As of the date of this prospectus, (a) Legence owns (including through the Pubco Subsidiaries) an approximate 62% economic interest in Legence Holdings, (b) Legence Parent owns an approximate 38% economic interest in Legence Holdings, (c) Legence Parent II owns an approximate 37% direct economic interest in Legence, (d) Legence Parent owns <1% direct economic interest in Legence and (e) Legence Parent II owns an approximate 23% indirect economic interest in Legence Holdings.

Each share of Class A Common Stock and Class B Common Stock entitles its holder to one vote on all matters to be voted on by stockholders. Holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We have not listed the Class B Common Stock on any stock exchange.

In connection with the consummation of our IPO, we entered into the Tax Receivable Agreement with the TRA Members. This agreement generally provides for the payment by us to the TRA Members of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we (a) actually realize with respect to taxable periods ending after our IPO or (b) are deemed to realize in the event the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable

Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of our board of directors) with respect to any taxable periods ending on or after such early termination event, in each case, as a result of (i) our allocable share of existing tax basis acquired in connection with our IPO and increases to such allocable share of existing tax basis; (ii) our utilization of certain tax attributes of the Blocker Entities; (iii) increases in tax basis resulting from future redemptions or exchanges (or deemed exchanges in certain circumstances) of Legence Holdings interests for Class A Common Stock or cash and certain distributions (or deemed distributions) by Legence Holdings pursuant to the Exchange Agreement (any resulting tax basis increases, the “Basis Adjustments”); and (iv) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment.

The Corporate Reorganization lacks economic substance under GAAP and therefore will be accounted for in a manner consistent with a reorganization of entities under common control. As a result, the consolidated financial statements of the Company will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of Legence Holdings. The Company will consolidate Legence Holdings on its consolidated financial statements and record a non-controlling interest related to the LGN Units held by the LGN Unit Holders.

The following diagram depicts our simplified ownership structure prior to this offering:

Public Stockholders
Legence Parent[(1)]
Legence Parent II[(1)]
62% Class A Common Stock
39% Total Voting Power
<1% Class A Common Stock
100% Class B Common Stock
38% Total Voting Power
37% Class A Common Stock
23% Total Voting Power
Legence Corp.
38% LGN Units
100%
Pubco Subsidiaries
<1% LGN Units
62% LGN Units
Legence Holdings (“OpCo”)
100%
Operating Subsidiaries

(1)

Following the Corporate Reorganization, Blackstone and the Management Members hold the outstanding membership interests of the Aggregators. Blackstone serves as the managing member of each Aggregator and as a result, may be considered to beneficially own all of our securities held by the Aggregators. The Management Members include Jeffrey Sprau, Stephen Butz, Gregory Barnes, Bryce Seki, Stephen Hansen and Justin Schwartz, in addition to other employees of Legence Parent.

Effect of the Corporate Reorganization

The Corporate Reorganization created a holding company that facilitates public ownership of, and investment in, us and to be structured in a tax-efficient manner for the Existing Owners and provides tax advantages to Legence and such Existing Owners. The Existing Owners that hold through Legence Parent desire that their investment maintain its existing tax treatment as a partnership for U.S. federal income tax purposes not subject to entity-level tax and, therefore, will continue to hold their ownership interests indirectly in Legence Holdings until such time in the future as they may elect to cause us to redeem or exchange their LGN Units and a corresponding number of Class B Common Stock for a corresponding number of shares of our Class A Common Stock. Additionally, because LGN Unit Holders are entitled to have their LGN Units and a corresponding number of Class B Common Stock redeemed or exchanged for a corresponding number of shares of our Class A Common Stock, the Up-C structure also provides the Existing Owners that hold through Legence Parent with potential liquidity for their LGN Units that holders of non-publicly traded limited liability companies are not typically afforded.

The Up-C structure also provides future tax benefits for both Legence and certain of the Existing Owners. As described further below under “—Holding Company Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” additional acquisitions by Legence of LGN Units from LGN Unit Holders or any of the Existing Owners that own an interest in Legence Holdings through Legence Parent and any future taxable redemptions or exchanges by the LGN Unit Holders of LGN Units for shares of our Class A Common Stock are expected to result in tax basis adjustments with respect to the assets of Legence Holdings that will be allocated to us and thus produce favorable tax attributes for us. These tax attributes are expected to reduce the amount of tax that we would otherwise be required to pay in the future. While the Tax Receivable Agreement requires us to pay the TRA Members 85% of the amount of cash savings, if any, in our U.S. federal, state and local income tax or franchise tax that we actually realize from the utilization of such tax attributes, we are able to retain the benefit of the remaining 15% of these tax savings.

Holding Company Structure

Our organizational structure allows Legence Parent to retain its equity ownership in Legence Holdings, a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Legence Holdings is allocated to holders of LGN Units, including us and the Pubco Subsidiaries. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A Common Stock in us, a corporation for U.S. federal income tax purposes. The LGN Unit Holders will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Legence Holdings.

In addition, pursuant to our amended and restated certificate of incorporation and the Legence Holdings LLC Agreement, our capital structure and the capital structure of Legence Holdings generally replicate one another and provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the LGN Units (and a corresponding number of shares of Class B Common Stock) and our Class A Common Stock, among other things.

We and the LGN Unit Holders will generally incur U.S. federal, state and local income taxes on our proportionate share of any taxable income of Legence Holdings and will be allocated our proportionate share of any taxable loss of Legence Holdings. The Legence Holdings LLC Agreement provides, to the extent cash is available, for distributions pro rata to us and the LGN Unit Holders in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Legence Holdings LLC Agreement

We, the Pubco Subsidiaries and Legence Parent ML, as the members of Legence Holdings, hold the LGN Units and our respective interests therein, and our rights as members are governed by the Legence Holdings LLC Agreement, which was entered into in connection with the Corporate Reorganization. Under the Legence Holdings LLC Agreement, we have the right, as managing member of Legence Holdings, to determine when distributions will be made to the holders of LGN Units, including us and the Pubco Subsidiaries, and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the LGN Unit Holders and us and the Pubco Subsidiaries on a pro rata basis in accordance with the respective percentage ownership of LGN Units.

We, the Pubco Subsidiaries and the LGN Unit Holders will generally incur U.S. federal, state and local income taxes on our proportionate share of any taxable income of Legence Holdings and will be allocated our proportionate share of any taxable loss of Legence Holdings. Net profits and net losses of Legence Holdings generally will be allocated to us, the Pubco Subsidiaries and the LGN Unit Holders on a pro rata basis in accordance with our respective percentage ownership of LGN Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depreciation, depletion and amortization with respect to such built-in gains and losses. The Legence Holdings LLC Agreement provides, to the extent cash is available, for pro rata tax distributions to us, the Pubco Subsidiaries and the LGN Unit Holders in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement.

The Legence Holdings LLC Agreement provides that, except as otherwise determined by us, at any time we issue a share of our Class A Common Stock or any other equity security other than pursuant to an incentive plan, the net proceeds received by us with respect to such issuance, if any, shall be concurrently contributed to Legence Holdings, and Legence Holdings shall issue to us one LGN Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of our Class A Common Stock are redeemed, repurchased or otherwise acquired, Legence Holdings shall redeem, repurchase or otherwise acquire an equal number of LGN Units held by us (including through the Pubco Subsidiaries), upon the same terms and for the same price, as the shares of our Class A Common Stock are redeemed, repurchased or otherwise acquired.

Under the Legence Holdings LLC Agreement, the members have agreed that certain of the Existing Owners and/or one or more of their respective affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours.

Legence Holdings will be dissolved only upon the first to occur of (a) the sale of substantially all of its assets, (b) the approval of its dissolution by its managing member, along with a vote in favor of dissolution by at least two-thirds of the LGN Unit Holders or (c) entry of decree of judicial dissolution of Legence Holdings. Upon dissolution, Legence Holdings will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (i) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Legence Holdings; (ii) second, to establish cash reserves for contingent or unforeseen liabilities; and (iii) third, to the members in proportion to the number of LGN Units owned by each of them.

Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation provides Blackstone with the right to designate or nominate a majority of the members of our board of directors so long as it and its affiliates collectively beneficially own at least 50% of the voting power of our capital stock entitled to vote generally in the election of directors. When Blackstone and its affiliates collectively beneficially own less than 50% but at least 20% of the voting power of our capital stock entitled to vote generally in the election of directors, they will have the right to generally designate or nominate a proportional number of directors to our board of directors. When Blackstone and its affiliates collectively beneficially own less than 20% but at least 5% of the voting power of our capital stock entitled to vote generally in the election of directors, they will have the right to designate or nominate one director to our board of directors. For purposes of this paragraph, the term “Blackstone” means Blackstone Inc., together with its affiliates, subsidiaries, successors and assigns (including, without limitation, Blackstone Group Management L.L.C., but excluding Legence and its subsidiaries).

Registration Rights Agreement

In connection with the closing of the IPO, we entered into a registration rights agreement with the Aggregators (such parties, and including any permitted transferees thereof, the “Registration Rights Holders”), granting them registration rights. Under the registration rights agreement, we agreed to register the sale of shares of our Class A Common Stock held by the Registration Rights Holders, and to provide such stockholders with certain customary underwritten offering, block trade and piggyback rights.

Exchange Agreement

In connection with the Corporate Reorganization, we and Legence Holdings entered into the Exchange Agreement with Legence Parent pursuant to which it (including certain permitted transferees thereof) may, subject to the terms of the Exchange Agreement and the Legence Holdings LLC Agreement, exchange LGN Units, along with a corresponding number of shares of Class B Common Stock held by it (including any permitted transferee thereof), for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. At our election and solely from the net cash proceeds of a public offering or private sale of newly issued shares of Class A Common Stock, we may give an exchanging LGN Unit Holder, including Legence Parent ML, cash in an amount equal to the value of such Class A Common Stock instead of shares of Class A Common Stock. The Exchange Agreement also provides that LGN Unit Holders will not have the right to exchange LGN Units if we or Legence Holdings determine that such exchange would be prohibited by law or regulation. We or Legence Holdings may impose additional restrictions on any exchange that either of us determines to be necessary or advisable so that Legence Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a LGN Unit Holder exchanges LGN Units, along with a corresponding number of shares of Class B Common Stock, for shares of Class A Common Stock, the number of LGN Units held by us will be correspondingly increased as Legence Holdings acquires the exchanged LGN Units. In accordance with the Exchange Agreement, any LGN Unit Holder who surrenders all (or a portion) of its LGN Units for exchange must concurrently surrender all (or an equal portion of) shares of Class B Common Stock held by it (including fractions thereof) to Legence Holdings.

Tax Receivable Agreement

In connection with the IPO and the Corporate Reorganization, we entered into the Tax Receivable Agreement with Legence Parent and Legence Parent II, as the initial TRA Members. This agreement generally provides for the payment by the Company to the TRA Members of 85% of the net cash tax savings, if any, in U.S. federal, state and local income tax that the Company realizes, or is deemed to realize, as a result of the Company’s (i) allocable share of existing tax basis acquired in connection with the IPO and increases to such allocable share of existing tax basis; (ii) the utilization of certain tax attributes of the blocker entities; (iii) increases in tax basis resulting from future redemptions or exchanges (or deemed exchanges in certain circumstances) of Legence Holdings interests for Class A Common Stock or cash and certain distributions (or deemed distributions) by Legence Holdings pursuant to the Exchange Agreement; and (iv) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. The Company retains the benefit of the remaining 15% of these cash savings, if any. Payments under the TRA are not conditioned upon any continued ownership interest in Legence Holdings or the Company.

Assuming no material changes in the relevant tax law, we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment to the initial TRA Members would be approximately $545 million (calculated using a discount rate equal to a per annum rate of 487 basis points, applied against an undiscounted liability of approximately $791 million). The Company recorded an undiscounted liability of $207.4 million as of December 31, 2025 for Tax Receivable Agreement obligations that are both probable and reasonably estimable under ASC 450. Based on the expected date of payment, the full amount is recorded as a long-term liability in Tax Receivable Agreement liability as of December 31, 2025. We may need to cause Legence Holdings to incur debt and make distributions to the holders of LGN Units, including us and the Pubco Subsidiaries, to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

Underwriting of IPO and Secondary Offering

Blackstone Securities Partners L.P. (“BSP”), an affiliate of Blackstone, underwrote approximately 3.9 million shares of the aggregate 29,487,627 shares of Class A Common Stock purchased by the underwriters in connection with the IPO (which figures take into account the partial exercise of the underwriters’ option to purchase additional shares), with underwriting discounts and commissions of $1.54 per share paid by the Company. BSP underwrote approximately 1.4 million shares of the aggregate 9,662,504 shares of Class A Common Stock purchased by the underwriters in connection with the closing of the secondary offering on December 16, 2025 involving the sale of Class A Common Stock by Legence Parent ML and Legence Parent II ML (which figures take into account the full exercise of the underwriters’ option to purchase additional shares that closed on January 8, 2026), with underwriting discounts and commissions of $1.575 per share paid by Legence Parent ML and Legence Parent II ML.

IPO Proceeds

The Company indirectly contributed all of the net proceeds from the IPO (including from the partial exercise of the underwriters’ option to purchase additional shares) (approximately $773.0 million, after deducting underwriting discounts and commissions and offering expenses) to Legence Holdings in exchange for LGN Units issued to Legence Sub. Legence Holdings used such net proceeds to repay borrowings outstanding under the Term Loan Facility provided under the Credit Agreement and for general corporate purposes.

Directed Share Program

As part of the IPO, the underwriters allocated, and one of the representatives of the underwriters sold, an aggregate of 396,103 shares of Class A Common Stock at the initial public offering price per share of $28.00 to certain parties related to us, including certain of our employees and Terrence Keenen, our director, through a directed share program.

Indemnification Agreements with Our Directors and Officers

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our governing documents require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, the indemnification agreements and our governing documents also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Transactions with Entities Associated with the Aggregators and Certain Other Related Persons

During the years ended December 31, 2025 and 2023, we received net payments and generated revenue of approximately $1.5 million and $3.0 million, respectively, related to contracts with entities associated with BX Refficiency Aggregator LP. See “Note 20—Related Party Transactions” in the Notes to Consolidated Financial Statements, included in our Annual Report incorporated herein by reference, for additional information.

Furthermore, Jeffrey Hansen and Garrett Hansen, Stephen Hansen’s (our Chief Operating Officer) brother and son, respectively, are each employed by subsidiaries of Legence. For the years ended December 31, 2025, 2024 and 2023, Jeffrey Hansen’s total compensation was approximately $398,151, $355,177 and $338,199, respectively. For the years ended December 31, 2025 and 2023, Garrett Hansen’s total compensation was approximately $144,731 and $154,564, respectively. Additionally, Jeffrey Hansen and Garrett Hansen have received and continue to be eligible to receive bonuses, equity awards and benefits on the same general terms and conditions as applicable to unrelated union employees in similar positions.

Review, Approval or Ratification of Transactions with Related Persons

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our Common Stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our Common Stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our Common Stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Our board of directors has adopted a written related party transactions policy (the “RPT Policy”). The RPT Policy requires that, prior to entering into a Related Party Transaction, the audit committee shall review the material facts of the proposed transaction in advance. In determining whether to approve or ratify such a Related Party Transaction, the audit committee will take into account, among other factors it deems appropriate, (1) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, (2) the extent of the Related Person’s interest in the transaction and (3) whether the Related Party Transaction is material to the Company.

DIVIDEND POLICY

Our board of directors may elect to declare cash dividends on our Class A Common Stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements and restrictions in the agreements governing our indebtedness (as further discussed below). The payment of any future dividends will be at the discretion of our board of directors. We have not adopted, and do not currently expect to adopt, a written dividend policy.

The Credit Agreement contains restrictions on the payment of dividends. Such restrictions allow us to pay dividends only when certain conditions are met, including but not limited to compliance with certain dollar baskets, ratio tests and the absence of certain specified events of default. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt” included in our Annual Report incorporated by reference in this prospectus.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 1,000,000,000 shares of Class A Common Stock, $0.01 par value per share, 200,000,000 shares of Class B Common Stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. As of March 26, 2026, there were (i) 67,338,099 shares of Class A Common Stock issued and outstanding held by approximately 16 stockholders of record and (ii) 40,699,833 shares of Class B Common Stock issued and outstanding held by one stockholder of record. No shares of preferred stock have been issued or are currently outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Legence does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. All references in this section to “Blackstone” mean Blackstone Inc., collectively with its affiliates, subsidiaries, successors and assigns (including without limitation, Blackstone Group Management L.L.C., but excluding the Company and its subsidiaries).

Class A Common Stock

Holders of shares of our Class A Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A Common Stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A Common Stock will be entitled to receive pro rata our remaining assets available for distribution.

All currently outstanding shares of our Class A Common Stock are, and the shares of Class A Common Stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement entered into in connection with this offering, will be fully paid and nonassessable. The Class A Common Stock is not subject to further calls or assessments by us. Holders of shares of our Class A Common Stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A Common Stock. The rights powers, preferences and privileges of our Class A Common Stock are subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Each share of Class B Common Stock entitles its holder to one vote for each share held of record on all matters to be voted on by stockholders generally. If at any time the ratio at which LGN Units are exchangeable for shares of our Class A Common Stock changes from one-for-one as described under “Certain Relationships and Related Party Transactions—Exchange Agreement,” for example, as a result of a conversion rate adjustment for stock splits, stock dividends or reclassifications, the number of votes to which holders of Class B Common Stock are entitled will be adjusted accordingly. The holders of our Class B Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B Common Stock vote together with holders of our Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by applicable law or by our amended and restated certificate of incorporation.

Holders of our Class B Common Stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Legence.

Any holder of Class B Common Stock that does not also hold LGN Units is required to surrender any such shares of Class B Common Stock (including fractions thereof) to Legence.

Preferred Stock

As of the date of this prospectus, we had no shares of preferred stock issued or outstanding. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or the Nasdaq, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Common Stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL contain provisions, which are summarized below, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A Common Stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the Nasdaq, which will apply so long as our Class A Common Stock remains listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Class A Common Stock and Class B Common Stock on a combined basis. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A Common Stock at prices higher than prevailing market prices.

Business Combinations with Interested Stockholders

We are not subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including one whose securities are listed for trading on the Nasdaq, from engaging in certain “business combinations” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Board Classification

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the directors serving three-year terms. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors.

Director Nomination Rights

Our amended and restated certificate of incorporation provides Blackstone with the right to designate or nominate a majority of the members of our board of directors so long as it beneficially owns at least 50% of the voting power of our stock entitled to vote generally in the election of directors. At any time when Blackstone beneficially owns less than 50% but at least 20% of the voting power of our stock entitled to vote generally in the election of directors, it will have the right to designate or nominate a proportional number of directors to our board of directors. At any time when Blackstone beneficially owns less than 20% but at least 5% of the voting power of our stock entitled to vote generally in the election of directors, it will have the right to designate or nominate one director to our board of directors.

Removal of Directors; Vacancies and Newly Created Directorships

Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Blackstone beneficially owns, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, directors may be removed only for cause (for so long as our board of directors is classified) and only upon the affirmative vote of holders of at least 66 2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates have board nomination rights, Blackstone, and not the directors then in office, will have the exclusive right to fill any vacancy created by reason of death, resignation, retirement, removal or other cause of any director previously designated for nomination or appointed to fill a vacancy by Blackstone.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our Common Stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of our board of directors, the chairperson of our board of directors or the Chief Executive Officer of the Company; provided, however, at any time when Blackstone beneficially owns, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by or at the request of Blackstone. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received by the Secretary of the Company not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to Blackstone so long as Blackstone has board nomination rights. Our amended and restated bylaws allow our board of directors to adopt such rules and regulations for the conduct of meetings of stockholders as it shall deem appropriate and also allow the chairperson of any such meeting to prescribe such rules and regulations for the conduct of such meeting (except to the extent inconsistent with such rules and regulations as adopted by our board of directors), which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when Blackstone beneficially owns, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Our amended and restated certificate of incorporation designates a “Litigation Demand Committee” composed of independent directors as designated by our board of directors, which committee has the power and authority to investigate, review, consider and evaluate, and take any actions or make any decisions or determinations with respect to, any derivative actions brought in our name.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our directors, officers, employees, agents or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (v) any action asserting a claim against us or any of our directors, officers, employees, agents or stockholders that is governed by the internal affairs doctrine, (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, or (vii) any action as to which the DGCL confers jurisdiction on the Delaware Court of Chancery; provided that, for the avoidance of doubt, the forum selection provision that identifies the Delaware Court of Chancery as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act or the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors, officers, employees or agents. Alternatively, if a court were to find any of the forum selection provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and our board of directors.

Conflicts of Interest

Delaware law permits a corporation to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, neither Blackstone nor its affiliates or any director of the Company who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (a) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (b) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, a corporate opportunity will not be deemed to be a potential corporate opportunity for us if it is a business opportunity that (i) we are neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of our business or is of no practical advantage to us, or (iii) is one in which we have no interest or reasonable expectancy.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to Legence or our stockholders for any breach of fiduciary duty as a director or an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or an officer for breach of fiduciary duty as a director or an officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of a director’s or officer’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, for any transaction from which a director or officer derived an improper personal benefit or any action against an officer in any action by or in the right of the Company.

Our amended and restated bylaws generally provide that we must defend, indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

We have entered into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions—Indemnification Agreements with Our Directors and Officers.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street, Floor 23, New York, New York 10005.

Listing

Our Class A Common Stock is listed on the Nasdaq under the symbol “LGN.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A Common Stock by a non-U.S. holder (as defined below) that acquired such Class A Common Stock pursuant to this offering and holds our Class A Common Stock as a “capital asset” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. A change in law may alter the tax considerations that we describe in this summary. We have not sought and do not intend to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	existing equityholders and creditors of the Company;

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities, all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to any minimum tax;

•	entities or other arrangements treated as a partnership or pass-through entity for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A Common Stock under the constructive sale provisions of the Code;

•	U.S. expatriates and certain former citizens or long-term residents of the United States; and

•

persons that hold our Class A Common Stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, wash sale or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A Common Stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, a “United States person”) who have the authority to control all substantial decisions of the trust or (b) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A Common Stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A Common Stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” depending on factors deemed relevant by our board of directors, following completion of this offering, our board of directors may elect to declare dividends on our Class A Common Stock. If we do make distributions of cash or other property (other than certain stock distributions) on our Class A Common Stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A Common Stock (and will reduce such tax basis, until such basis equals zero) and thereafter as capital gain from the sale or exchange of such Class A Common Stock. See “—Gain on Disposition of Class A Common Stock.”

Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any dividend made to a non-U.S. holder on our Class A Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must timely provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. federal withholding tax (including backup withholding discussed below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or a successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A Common Stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States); or

•

our Class A Common Stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and, as a result, such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests, as defined in the Code and applicable U.S. Treasury regulations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A Common Stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A Common Stock, more than 5% of our Class A Common Stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Common Stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A Common Stock were not considered to be regularly traded on an established securities market, a non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A Common Stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition (and to any distributions treated as a non-taxable return of capital or capital gain from the sale or exchange of such Class A Common Stock as described above under “—Distributions”).

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING RULES TO THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A Common Stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (a) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (b) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or timely provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E) or (c) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A Common Stock.

Although FATCA withholding could apply to gross proceeds on the disposition of our Class A Common Stock, the U.S. Treasury released proposed U.S. Treasury regulations (the “Proposed Regulations”), the preamble to which specifies that taxpayers may rely on them pending finalization. The Proposed Regulations eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our Class A Common Stock. There can be no assurance that the Proposed Regulations will be finalized in their present form.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)

The selling stockholders are offering shares of Class A Common Stock described in this prospectus through a number of underwriters. The Company and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A Common Stock listed next to its name in the following table. Goldman Sachs & Co. LLC, Jefferies LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	2,849,346
Jefferies LLC	3,040,577
BofA Securities, Inc.	1,338,619
Morgan Stanley & Co. LLC	545,009
BMO Capital Markets Corp.	430,271
MUFG Securities Americas Inc.	430,271
RBC Capital Markets, LLC	430,271
SG Americas Securities, LLC	430,271
Barclays Capital Inc.	315,532
Cantor Fitzgerald & Co.	218,004
Guggenheim Securities, LLC	218,004
Nomura Securities International, Inc.	207,104
WR Securities, LLC	10,900
BTIG, LLC	143,423
Roth Capital Partners, LLC	191,231
Rothschild & Co US Inc.	143,423
Santander US Capital Markets LLC	143,423
Stifel, Nicolaus & Company, Incorporated	143,423
Blackstone Securities Partners L.P.	2,007,927
Tigress Financial Partners LLC	63,106
C.L. King & Associates, Inc.	17,210
Drexel Hamilton, LLC	17,210
Independence Point Securities LLC	17,210
Loop Capital Markets LLC	17,210
Penserra Securities LLC	17,210

Total	13,386,185

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,007,927 shares of Class A Common Stock from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,007,927 additional shares of Class A Common Stock.

	No Exercise	Full Exercise
Per Share	$1.89	$1.89
Total	$25,299,890	$29,094,872

Shares of Class A Common Stock sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. Any shares of Class A Common Stock sold by the underwriters to securities dealers may be sold at a discount of up to $1.134 per share from the public offering price. After the offering of the shares of Class A Common Stock, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A Common Stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company is not selling any shares of Class A Common Stock in this offering, and will not receive any of the proceeds from the shares of Class A Common Stock sold by the selling stockholders.

In connection with this offering, the Company and its executive officers, directors, the selling stockholders and certain other entities have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus (the “Restricted Period”), except with the prior written consent of any two of the representatives.

The restrictions described in the paragraph above relating to the Company do not apply to, among other things:

•	the sale of shares to be sold pursuant to the underwriting agreement for this offering;

•

transfers of Common Stock or any security convertible into Common Stock in connection with the exercise of options or warrants or the vesting, exercise or settlement of any other equity or equity-based award, in each case, granted pursuant to the Company’s or Legence Holdings’ equity or long-term incentive plans or otherwise outstanding on the date of this prospectus and disclosed herein, including any Common Stock withheld by the Company or any of its applicable affiliates to pay any applicable exercise price or tax withholding associated with such awards; provided, however, that (i) the restrictions described above shall apply to the Common Stock issued upon such exercise, conversion, vesting or settlement and (ii) for any options or other awards that expire, vest or become settled during the Restricted Period while the Company and Legence Holdings are unable to transfer Common Stock for the purposes of satisfying any tax or other governmental withholding obligations, the restrictions described above shall not apply to Common Stock sold for that purpose;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that such plan does not provide for the transfer of Common Stock during the Restricted Period; and

•

the confidential submission by the Company of (i) a resale registration statement on Form S-1 with the SEC to the extent consistent with the Company’s obligations under the registration rights agreement and (ii) a draft registration statement on Form S-1 with the SEC relating to securities to be offered by the Company.

The restrictions described in the paragraph above relating to our executive officers, directors, the selling stockholders and certain other entities do not apply to, among other things:

•

transfers by a security holder of shares or any securities convertible into, exchangeable for, exercisable for, or repayable with shares (i) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes, (ii) upon death by will, testamentary document or intestate succession,

(iii) if the security holder is a natural person, to any member of the security holder’s immediate family or to any trust for the direct or indirect benefit of the security holder or the immediate family of the security holder or, if the security holder is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust, (iv) to a partnership, limited liability company or other entity of which the security holder and the immediate family of the security holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) if the security holder is a corporation, partnership, limited liability company or other business entity, (a) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the security holder, or to any investment fund or other entity which fund or entity is controlling, controlled by, managing or managed by or under common control with the security holder or its affiliates, or (b) as part of a distribution, transfer or other disposition by the security holder to its stockholders, current or former partners (general or limited), members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders, (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or other order of a court or a regulatory authority, (viii) to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee, (ix) in connection with a sale or transfer of the security holder’s shares of Common Stock acquired (a) from the underwriters in this offering or (b) in open market transactions after the closing of this offering, (x) to the Company in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase or otherwise acquire shares of Common Stock that are vested, vest or are scheduled to expire during the Restricted Period, including, without limitation, any transfer to the Company for the purpose of satisfying any tax obligations or remittance payments due as a result of the grant, vesting, settlement or exercise of such restricted stock units, options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases of this clause (x), pursuant to any stock incentive plan, long-term incentive plan or other equity award plan, or pursuant to convertible securities, each as described in the registration statement of which this prospectus forms a part and this prospectus, provided that any securities received by the security holder upon such vesting, settlement, exercise or conversion shall be subject to a lock-up agreement, (xi) in “sell to cover” or similar open market transactions during the Restricted Period to satisfy any exercise price or tax withholding obligations as a result of the exercise, vesting and/or settlement of Company equity awards held by the security holder and issued pursuant to a plan or arrangement described herein, provided that, any such securities retained by the security holder shall be subject to a lock-up agreement, (xii) in connection with the conversion, exchange or reclassification of any outstanding securities of the Company into shares of Common Stock, or any conversion, exchange or reclassification of the Common Stock, provided that any such shares of Common Stock received upon such conversion, exchange or reclassification shall be subject to a lock-up agreement; (xiii) as a sale of Class A Common Stock to the underwriters pursuant to the underwriting agreement entered into in connection with this offering, and any transfer of such Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock to the Company in consideration for cash from the proceeds from this offering, on the terms described herein, as applicable, or (xiv) with the prior written consent of any two of the representatives on behalf of the underwriters; provided that: (A) in the case of each transfer pursuant to clauses (i) through (vi) and (xii) above, such transfer does shall not involve a disposition for value; (B) in the case of each transfer pursuant to clauses (i) through (vii) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock-up agreement, (C) in the case of each transfer pursuant to clauses (ii) through (vi) and (ix) above, no public filing, report or announcement reporting a reduction in beneficial ownership of the securities shall be legally required or voluntarily made in connection with such transfer and (D) in the case of transfers pursuant to clauses (i) and (vii) through (xi) above, no filing under Section 16(a) of the Exchange Act or other public filing, report or announcement shall be voluntarily made in connection with such transfer; if any such filing, report or announcement shall be required, such filing, report or announcement shall disclose the circumstances of the transfer and, in the case of a transfer pursuant to clauses (i) or (vii) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement;

•

the entry by the security holder into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of securities, if then permitted by the Company, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Restricted Period, other than as permitted by the lock-up agreement, and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment of such plan during the Restricted Period, and if any such filing, report or announcement shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the Restricted Period;

•

transfers by the security holder pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Company’s board of directors and made to all holders of the Company’s capital stock involving a change of control of the Company; provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, such securities shall remain subject to the provisions of a lock-up agreement; and

•

with respect to each of the Aggregators, the ability of the security holder (i) to sell such holder’s securities pursuant to a plan meeting the requirements of Rule 10b5-1 adopted prior to the date of this prospectus, (ii) to write call options, and to dispose of such holder’s securities upon the exercise of call options, and to pledge such securities as security thereunder and (iii) to pledge, hypothecate or otherwise grant a security interest in such holder’s securities to one or more banks, financial or lending institutions as collateral or security for any loan, advance, margin loan or extension of credit or similar financing activity or arrangements and any transfer upon foreclosure upon or enforcement of such securities, and any transfers of such holder’s securities among wholly owned subsidiaries to provide for the foregoing, provided, that with respect to the applicability of the restrictions in clause (iii), the security holder or the Company, as the case may be, shall provide the representatives prior written notice informing them of any public filing, report or announcement with respect to such pledge, hypothecation or other grant of a security interest.

The Class A Common Stock is listed on the Nasdaq under the symbol “LGN.”

Shares may be offered to retail investors through certain online brokerage platforms which may act as selling group members for this offering. These platforms are not affiliated with us. Purchases made through such platforms will be subject to the terms, conditions and requirements set by each respective platform. Information contained on, or that can be accessed through, such platforms does not constitute part of this prospectus.

In connection with the offering, the underwriters may purchase and sell shares of Class A Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of Class A Common Stock or purchasing shares of Class A Common Stock in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares of Class A Common Stock available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of Class A Common Stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of Class A Common Stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s Class A Common Stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A Common Stock. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

The Company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,810,000. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $60,000.

The Company and selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.

Bernstein Institutional Services LLC is serving as selling agent on behalf of SG Americas Securities, LLC in the offering described herein. Bernstein Institutional Services LLC and certain of its affiliates may provide investor feedback, research, market sounding, block monitoring, market intelligence, historical market, or trading information and origination and deal execution support to SG Americas Securities, LLC in connection with this offering and may also provide such services in the general course of business.

Conflicts of Interest; Other Relationships

Affiliates of Blackstone Securities L.P. own in excess of 10% of the outstanding LGN Units. Because Blackstone Securities Partners L.P. is an underwriter in this offering and its affiliates own in excess of 10% of the outstanding LGN Units, Blackstone Securities Partners L.P. is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares in this offering will be made to any discretionary account over which any underwriter having a conflict of interest under FINRA Rule 5121 exercises discretion without the prior specific written approval of the account holder.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold or recommend to clients that they should acquire long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares of Class A Common Stock (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of the Shares at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the Shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In relation to the United Kingdom, no Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of the Shares at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation;

provided that no such offer of the Shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offerings and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may be provided in Australia only to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Shares you undertake to us that you will not, for a period of 12 months from the date of issue of the Shares, offer, transfer, assign or otherwise alienate those Shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian securities commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The Shares may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the Shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these Shares on regulated securities markets in Brazil is prohibited.

Canada

The Shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The Shares may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the Shares have been or will be approved by any Swiss regulatory authority.

Hong Kong

The Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Israel

In the State of Israel, the Shares offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•

an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•

a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•

an entity, other than an entity formed for the purpose of purchasing the Shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the Shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) has been made or will be made with respect to the solicitation of the application for the acquisition of the Shares.

Accordingly, the Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the Shares. The Shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the Shares. The Shares may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares may not be circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the Shares under Section 275 of the SFA except (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the Shares under Section 275 of the SFA except (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the Shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04- N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

United Arab Emirates

The Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except (1) in compliance with all applicable laws and regulations of the United Arab Emirates and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

LEGAL MATTERS

The validity of the Class A Common Stock offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas. Certain legal matters in connection with the Class A Common Stock offered by this prospectus will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Legence Corp. as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The audited consolidated financial statements of The Bowers Group, Inc. and subsidiaries as of and for the year ended September 30, 2025, incorporated herein by reference to Legence Corp.’s Current Report on Form 8-K/A filed with the SEC on March 19, 2026, have been so incorporated in reliance on the report of Lanigan Ryan, P.C., an independent public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l (including the exhibits and amendments thereto) regarding our Class A Common Stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. For further information regarding us and our Class A Common Stock offered in this prospectus, we refer you to the full registration statement, including its exhibits, filed under the Securities Act. Statements contained or incorporated by reference in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to each such exhibit for a more complete description of the matter involved.

The SEC maintains a website that contains reports and other information that we have filed electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. The address of the SEC’s website is http://www.sec.gov. We are subject to the informational requirements of the Exchange Act. We fulfill our obligations with respect to such requirements by filing reports and proxy and other information statements with the SEC.

Our website is www.wearelegence.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus and is not incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus “incorporates by reference” information that we have filed with the SEC under the Exchange Act, which means that we are disclosing important information to you by referring you to those documents. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act, and applicable SEC rules, are not deemed “filed” under the Exchange Act):

•	our Annual Report on Form 10-K for the year ended December 31, 2025, filed on March 30, 2026; and

•	our Current Reports on Form 8-K and Form 8-K/A filed on January 2, 2026 and March 19, 2026, respectively.

Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s website at https://www.sec.gov. Our filings with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and exhibits incorporated in and amendments to those reports, are also available free of charge on our website (wearelegence.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus and is not incorporated by reference herein. You can obtain any of the documents incorporated by reference into this prospectus from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents. You can obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from us at the following address:

Legence Corp.

1601 Las Plumas Avenue

San Jose, CA 95133

(833) 534-3623

INDEX TO FINANCIAL INFORMATION AND FINANCIAL STATEMENTS

Page
PRO FORMA FINANCIAL INFORMATION
Legence Corp.
Unaudited Pro Forma Condensed Combined Financial Information
Introduction	F-3
Unaudited Pro Forma Condensed Combined Financial Information as of and for the Year Ended December 31, 2025	F-6
Notes to Pro Forma Condensed Combined Financial Information	F-9

HISTORICAL FINANCIAL STATEMENTS
The Bowers Group, Inc.
Interim Consolidated Financial Statements (Unaudited)
Unaudited Consolidated Financial Statements as of December 31, 2025 and for the Three Months Ended December 31, 2025	F-21
Notes to Consolidated Financial Statements	F-26

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On January 2, 2026, Legence Corp. (“Legence” or the “Company”) completed the acquisition of The Bowers Group, Inc. (“Bowers”) pursuant to the Equity Purchase Agreement dated November 13, 2025 (the “Purchase Agreement”) (the “Acquisition”). Bowers and its subsidiaries operate a business providing specialty mechanical contracting and related services to general contractors and building owners. The Acquisition and related financing transactions are described in the Company’s current report on Form 8-K filed on January 2, 2026. The Acquisition has been accounted for as a business combination in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), with Legence as the accounting acquirer. The unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”) has also been adjusted for other significant events during the periods, further described below, which reflect the application of the accounting required by U.S. GAAP.

Basis of Presentation

The Pro Forma Financial Information has been prepared in accordance with Article 11 of Regulation S-X (“Article 11”). In addition to the Acquisition, the Company had other significant events during the periods which included a series of organizational transactions (the “Corporate Reorganization”), Initial Public Offering (“IPO”) and related financing transactions which are further described below. The Pro Forma Financial Information is intended to show how the Acquisition, Corporate Reorganization, IPO and related financing transactions (collectively, the “Transactions”) might have affected the Company’s historical financial position and results of operations; it is not necessarily indicative of future results. The Pro Forma Financial Information was derived from the historical financial statements of Legence and Bowers and reflects adjustments depicting the accounting for i) Legence’s Corporate Reorganization, IPO, related repayment of outstanding indebtedness and grant of restricted stock units and stock options in connection with the offering (the “Corporate Reorganization and the IPO”), and ii) the Acquisition and iii) the financing arrangements entered in connection with the Acquisition.

The Pro Forma Financial Information should be read in conjunction with (i) Legence’s Annual Report on Form 10-K for the year ended December 31, 2025 filed on March 30, 2026, and (ii) the historical financial statements and related notes of Bowers included in Legence’s current reports on Form 8-K and Form 8-K/A filed pursuant to Rule 3-05 of Regulation S-X on January 2, 2026 and March 19, 2025 incorporated by reference and included elsewhere in this filing.

The unaudited pro forma condensed combined balance sheet is as of December 31, 2025. It contains the historical balance sheet of Legence that already reflected the Corporate Reorganization and the IPO and the unaudited historical balance sheet of Bowers. It is presented to reflect adjustments depicting accounting for the Acquisition and related financing as if the Acquisition closed on December 31, 2025.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, is presented to reflect adjustments depicting the accounting for the Acquisition, the related financing agreement, and the Corporate Reorganization and the IPO made on the unaudited pro forma condensed combined balance sheet and the historical balance sheet of Legence as of December 31, 2025 assuming those adjustments were made as of the beginning of the fiscal year presented.

The following Pro Forma Financial Information gives effect to the adjustments reflecting the accounting for the Transactions (the “pro forma adjustments”), which includes adjustments for the following:

•	The Company’s Corporate Reorganization and the IPO, including the grant of restricted stock units and stock options and the repayment of indebtedness in connection with the IPO; and

•	The alignment of the Bowers financial statement to conform with Legence financial statement presentation and accounting policies; and

•

The application of the acquisition method of accounting under the provision of ASC 805 and to reflect estimated consideration transferred of approximately $426.6 million, including non-recurring costs incurred and expected to be incurred by Legence in connection with the Acquisition; and

•	The proceeds and uses of the financing arrangements entered in connection with the Acquisition; and

•	The allocation between noncontrolling interest (“NCI”) and Legence stockholders due to the Acquisition and related financing.

The pro forma adjustments are based on available information and upon assumptions that Legence management believes are reasonable to reflect, on a pro forma basis, the effect of the Transactions on the historical financial information of Legence. The adjustments are described in the notes to the Pro Forma Financial Information.

The Pro Forma Financial Information is presented for informational purposes only and does not purport to represent the actual results of operations or financial position that would have occurred had the Transactions been completed on the dates indicated, nor is it necessarily indicative of the results to be expected in any future period.

The Corporate Reorganization and the IPO Transactions

On September 11, 2025, the Securities and Exchange Commission declared effective Legence Corp.’s registration statement on Form S-1 relating to its IPO. The Company’s Class A common stock (“Class A Common Stock”) commenced trading on the Nasdaq Global Select Market on September 12, 2025, and the IPO closed on September 15, 2025. The Company issued and sold 29,487,627 shares of Class A Common Stock, including shares issued upon the partial exercise of the underwriters’ option to purchase additional shares, at a public offering price of $28.00 per share, resulting in net proceeds of approximately $780.2 million after underwriting discounts and commissions.

In connection with the IPO, the Company completed a series of organizational transactions that resulted in an Umbrella Partnership-C Corporation (“UP-C”) structure, under which Legence Corp. became the managing member of Legence Holdings, LLC (“Legence Holdings”). The Company contributed the net proceeds from the IPO to Legence Holdings in exchange for newly issued limited liability company interests, and Legence Holdings used the proceeds to pay offering related costs and repay outstanding indebtedness. Following the Corporate Reorganization and the IPO, Legence consolidates Legence Holdings and reports noncontrolling interest representing the equity interests in Legence Holdings not owned by the Company.

The Acquisition

On November 13, 2025, Legence, together with its wholly owned subsidiary, Legence Subsidiary Holdings, LLC (the “Purchaser”), entered into a Purchase Agreement with Bowers, and with the Wayne E. Bowers Revocable Living Trust, the Quiet Harbor Trust, and The David O’Donnell Revocable Trust dated November 15, 2008 (each, a “Seller” and collectively, the “Sellers”).

Under the terms of the Purchase Agreement, the parties undertook a series of reorganization steps whereby (i) the Sellers caused Bowers and certain of its subsidiaries to convert into Maryland limited liability companies, (ii) the Sellers contributed 100% of their equity interests in Bowers (the “Bowers Interests”) to a newly formed Delaware limited liability company (“NewCo”), wholly owned by the Sellers, and (iii) NewCo joined the Purchase Agreement as a party (collectively, the “Bowers Reorganization”).

On January 2, 2026 (the “Closing Date”), Legence completed the acquisition of all the outstanding Bowers Interests from NewCo pursuant to the terms and conditions of the Purchase Agreement. At the closing of the Acquisition, the Company paid aggregate consideration consisting of:

•	Approximately $283.1 million paid in cash, subject to customary post-closing purchase price adjustments; and

•	2,551,672 shares of Legence Class A Common Stock with a preliminary fair value of approximately $98.6 million, which includes a discount due to certain lock-up and other provisions; and

•	Deferred consideration with a preliminary fair value of $44.9 million, payable on December 31, 2026, in cash, Class A Common Stock, or a combination thereof, at Legence’s discretion.

The shares of Class A Common Stock issued in the Acquisition are subject to applicable restrictive legends under the Securities Act of 1933, as amended, and are subject to a contractual lock-up on transfers, subject to specified exceptions, through and including March 10, 2026.

Concurrently, Legence Holdings amended its existing credit agreement to add an incremental term loan of $200.0 million that was drawn in full at closing of the Acquisition. The incremental term loan proceeds, together with cash on hand and borrowings under the revolving credit facility, were used to fund cash consideration and transaction-related fees and expenses.

Legence Corp.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2025

(in thousands, except par value amounts)

	Legence Corp. (Historical)	The Bowers Group, Inc. (Historical) Adjusted (Note 2)	Transaction Accounting Adjustments	Notes	Pro Forma Combined for Transaction Accounting Adjustments	Financing Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$230,166	$27,934	$(283,104)	4B	$(30,470)	$195,620	4L	$165,150
			(5,466)	4F		—
Accounts receivable, net	584,060	180,113	—		764,173	—		764,173
Contract assets, net	259,941	54,409	—		314,350	—		314,350
Prepaid expenses and other current assets	36,179	3,866	—		40,045	—		40,045

Total Current assets	1,110,346	266,322	(288,570)		1,088,098	195,620		1,283,718
Property and equipment, net of accumulated depreciation	92,333	7,174	5,681	4C	107,019	—		107,019
			1,831	4K
Operating lease right-of-use assets	117,139	16,101	3,000	4E	139,378	—		139,378
			3,138	4J
Goodwill	764,336	—	(70,021)	4A	837,498	—		837,498
			426,680	4B		—
			(5,681)	4C		—
			(302,200)	4D		—
			(3,000)	4E		—
			5,272	4G		—
			22,740	4H		—
			(628)	4J
Intangible assets, net	551,420	—	302,200	4D	853,620	—		853,620
Other assets	43,822	5,393	(5,272)	4G	43,943	—		43,943

Total	1,569,050	28,668	383,740		1,981,458	—		1,981,458

Total Assets	$2,679,396	$294,990	$95,170		$3,069,556	$195,620		$3,265,176

LIABILITIES
Current liabilities
Accounts payable	$246,161	$68,607	$(4,356)	4F	$310,412	$(297)	4L	$310,115
Accrued compensation and benefits	68,064	—	23,398	4H	91,462	—		91,462
Accrued and other current liabilities	16,475	26,272	44,941	4B	95,995	—		95,995
			8,307	4H		—
Contract liabilities	339,462	113,361	—		452,823	—		452,823
Current portion of operating lease liabilities	21,300	3,769	558	4J	25,627	—		25,627
Current portion of long-term debt	16,694	—	781	4K	17,475	—		17,475

Total Current liabilities	708,156	212,009	73,629		993,794	(297)		993,497

	Legence Corp. (Historical)	The Bowers Group, Inc. (Historical) Adjusted (Note 2)	Transaction Accounting Adjustments	Notes	Pro Forma Combined for Transaction Accounting Adjustments	Financing Adjustments	Notes	Pro Forma Combined
Long-term debt, net of current portion	812,398	—	1,050	4K	813,448	199,003	4L	1,012,451
Operating lease liabilities, net of current portion	103,762	12,960	1,952	4J	118,674	—		118,674
Tax receivable agreement liability - related party	207,448	—	—		207,448	—		207,448
Deferred tax liabilities, net	46,714	—	—		46,714	—		46,714
Other long-term liabilities	12,123	—	—		12,123	—		12,123

Total	1,182,445	12,960	3,002		1,198,407	199,003		1,397,410

Total Liabilities	1,890,601	224,969	76,631		2,192,201	198,706		2,390,907

EQUITY
Stockholders’ equity
Class A common stock $ 0.01 par value	638	—	26	4B	664	—		664
Class B common stock $ 0.01 par value	415	—	—		415	—		415
Common stock $ 0.01 par value - Voting	—	9	(9)	4A	—	—		—
Common stock $ 0.01 par value - Nonvoting	—	32	(32)	4A	—	—		—
Additional paid-in capital	701,791	3,376	(3,376)	4A	776,238	—		776,238
			98,609	4B		—
			(24,162)	4I		—
Accumulated deficit	(309,949)	66,604	(66,604)	4A	(320,024)	(3,086)	4L	(323,110)
			(1,110)	4F		—
			(8,965)	4H		—
Accumulated other comprehensive loss	(698)	—	(11)	4I	(709)	—		(709)

Total Stockholders’ equity	392,197	70,021	(5,634)		456,584	(3,086)		453,498
Noncontrolling interests	396,598	—	24,173	4I	420,771	—		420,771

Total Equity	788,795	70,021	18,539		877,355	(3,086)		874,269

Total liabilities and equity	$2,679,396	$294,990	$95,170		$3,069,556	$195,620		$3,265,176

See accompanying notes to unaudited pro forma condensed combined financial information

Legence Corp.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

(in thousands, except per share data)

	Legence Corp. (Historical)	Corporate Reorganization and the IPO Adjustments (Note 3)	Notes	Legence Corp. (Historical) Adjusted	The Bowers Group, Inc. (Historical) - Adjusted (Note 2)	Transaction Accounting Adjustments	Notes	Financing Adjustments	Notes	Pro Forma Combined
Revenue	$2,550,491	$—		$2,550,491	$902,357	$(2,950)	4II	$—		$3,449,898
Cost of revenue	2,014,566	1,438	3D	2,016,004	740,065	154	4KK	—		2,753,314
	—	—		—	—	41	4GG	—
	—	—		—	—	(2,950)	4II	—

Gross profit	535,925	(1,438)		534,487	162,292	(195)		—		696,584
Selling, general and administrative	342,627	5,275	3D	347,902	72,659	604	4DD	—		440,484
	—	—		—	—	15,147	4EE	—
	—	—		—	—	4,031	4GG	—
	—	—		—	—	141	4KK	—
Depreciation and amortization	100,365	—		100,365	1,754	3,372	4AA	—		156,322
	—	—		—	—	50,601	4BB	—
	—	—		—	—	230	4KK	—
Acquisition-related costs	5,739	—		5,739	—	10,076	4CC	—		15,815
Goodwill impairment	24,966	—		24,966	—	—		—		24,966
Gain on sale of property and equipment	(326)	—		(326)	—	—		—		(326)
Long-lived asset impairment	2,415	—		2,415	—	—		—		2,415
Equity in earnings of joint venture	(1,443)	—		(1,443)	—	—		—		(1,443)

Income (loss) from operations	61,582	(6,713)		54,869	87,879	(84,397)		—		58,351
Interest expense	101,778	(47,720)	3C	54,058	—	68	4KK	13,956	4LL	73,141
		—		—	—	5,059	4HH	—
Interest income	(4,488)	—		(4,488)	(2,501)	—		—		(6,989)
Loss on debt extinguishment	6,651	—		6,651	—	—		—		6,651
Credit agreement amendment fees	6,302	—		6,302	—	—		3,086	4LL	9,388
Other income, net	6,481	—		6,481	(68)	—		—		6,413

Total Other expenses, net	116,724	(47,720)		69,004	(2,569)	5,127		17,042		88,604

Income (loss) before income tax	(55,142)	41,007		(14,135)	90,448	(89,524)		(17,042)		(30,253)
Income tax expense	22,161	(2,170)	3A	19,991	4,942	(4,747)	4FF	(2,721)	4MM	17,465

Net income (loss)	(77,303)	43,177		(34,126)	85,506	(84,777)		(14,321)		(47,718)
Net income (loss) attributable to noncontrolling interests	(17,523)	6,667	3B	(10,856)	—	488	4JJ	(6,552)	4NN	(16,920)

Net income (loss) attributable to Legence	$(59,780)	$36,510		$(23,270)	$85,506	$(85,265)		$(7,769)		$(30,798)

	Period from September 12, 2025 to December 31, 2025(1)
Weighted Average Class A Common Shares:
Basic	59,381								5	61,327
Diluted	59,381								5	61,327
Loss per share
Basic	$(0.57)								5	$(0.50)
Diluted	$(0.57)								5	$(0.50)

(1)

The Legence historical computation of basic and diluted earnings per share of Class A Common Stock represents the period from September 12, 2025 to December 31, 2025, the period where the Company had Class A Common Stock and Class B Common Stock outstanding. Prior to the IPO, Legence Holdings was a single-member limited liability company and did not present earnings per share.

See accompanying notes to unaudited pro forma condensed combined financial information

Note 1. Basis of Presentation

The historical condensed consolidated financial statements of Legence and the consolidated financial statements of Bowers have been adjusted in the accompanying Pro Forma Financial Information to include adjustments reflecting the accounting for the Transactions.

The unaudited pro forma condensed combined statement of operations and financial position were prepared using the following historical information:

Legence

•	Audited consolidated balance sheet as of December 31, 2025 from the Annual Report on Form 10-K for the year ended as of December 31, 2025, filed on March 30, 2026 incorporated here by reference.

•	Audited consolidated statement of operations for the year ended December 31, 2025 from the Form 10-K for the year ended as of December 31, 2025 filed on March 30, 2026 incorporated here by reference.

Bowers

•	Unaudited consolidated balance sheet as of December 31, 2025, included elsewhere in this Prospectus.

•

Audited consolidated statement of operations for the year ended September 30, 2025 included in Legence’s current reports on Form 8-K and Form 8-K/A filed on January 2, 2026 and March 19, 2025 incorporated by reference.

•	Unaudited condensed consolidated statement of operations for the three months ended December 31, 2025, included elsewhere in this Prospectus.

The unaudited pro forma condensed combined balance sheet is presented as if the adjustments made reflecting the accounting for the Acquisition and related financing were made on December 31, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 is presented as if the adjustments made on the historical balance sheet and the unaudited pro forma condensed combined balance sheet reflect the accounting for the Corporate Reorganization and the IPO and the Acquisition and related financing assuming those adjustments were made as of the beginning of the fiscal year presented.

For the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, Legence reports on a fiscal year ending December 31, while Bowers historically reported on a fiscal year ending September 30. Legence combined Bowers’s statement of operations for the year ended September 30, 2025 and adjusted to remove the results attributable to operations for the three-month period October 1, 2024 through December 31, 2024 and then further adjusted to add the results attributable to operations for the three-month period from October 1, 2025 through December 31, 2025, to derive results for the twelve months ended December 31, 2025, with Legence’s statement of operations for the year ended December 31, 2025 for purposes of the unaudited pro forma condensed combined statement of operations. Bowers’s revenue for the period from October 1, 2024 through December 31, 2024, was $131.4 million, and its net income for this same period was $9.5 million. During this omitted period, Bowers continued normal operating activities. Management has not identified any unusual or non-recurring transactions for this period that would be necessary to understand the Pro Forma Financial Information. Refer to Note 2.1 below for calculating Bowers’s statement of operations activity for the interim period starting January 1, 2025 through December 31, 2025.

The annual financial information for the year ended December 31, 2025, is derived from Legence Corp.’s Form 10-K for the period then ended and includes the period as of and following the Corporate Reorganization and the IPO.

The audited and unaudited historical consolidated (condensed) financial statements of both Legence and Bowers were prepared in accordance with U.S. GAAP and presented in U.S. dollars.

The Acquisition will be accounted for using the acquisition method of accounting, as prescribed in ASC 805, under U.S. GAAP, which requires an allocation of the consideration transferred to the assets acquired and liabilities assumed, based primarily on their fair values as of the date of the Acquisition. As of the date of this Form S-1 filing, Legence has not yet completed its detailed valuations and other activities necessary to arrive at the required final estimates of the fair value of Bowers’s assets acquired and liabilities assumed, therefore the related allocations of the consideration transferred are preliminary.

The fair value of the consideration transferred to be paid by Legence upon the consummation of the Acquisition was measured using Legence’s Class A Common Stock price on the Acquisition date, as adjusted to reflect the contractual terms of the Acquisition, including lock-up restrictions and other limitations on transfer. The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the Pro Forma Financial Information presented herein.

Legence has estimated the fair value of Bowers’s assets and liabilities based on discussions with Bowers’s management, preliminary valuations and information presented in Bowers’s consolidated financial statements. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations would result in adjustments to the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of operations. The final allocation of the consideration transferred may be materially different than that reflected in the pro forma allocation of the consideration transferred presented herein.

The Pro Forma Financial Information should be read in conjunction with the Company’s historical consolidated financial statements and related notes included in its Prospectus filed on September 15, 2025, and its Annual Report on Form 10-K for the period ending December 31, 2025, as well as the historical financial statements of Bowers included in the Form 8-K/A filed pursuant to Rule 3-05 of Regulation S-X on March  19, 2025 incorporated by reference and included elsewhere in this Prospectus.

Note 2. Reclassification and Accounting Policy Alignment Adjustments

These adjustments represent the reclassification adjustments and accounting policy alignment adjustments applied to Bowers’s statement of financial position and combined statement of operations to conform to Legence’s financial statement presentation and significant accounting policies. Bowers’s consolidated financial statements were mapped to Legence’s financial statement line items, and differences in classification and accounting policies identified through this mapping were recorded as reclassification and policy adjustments.

These adjustments reflect only the preliminary assessment of differences and do not represent a final determination of all reclassification and accounting policy differences that may exist between Legence and Bowers. Legence will continue to perform a comprehensive review of Bowers’s accounting policies following the Acquisition. Upon completion of this review, additional differences may be identified, which, once conformed, could result in further adjustments that may have a material impact on the Pro Forma Financial Information. The adjustments are summarized below:

Balance Sheet as of December 31, 2025

(in thousands)

Legence Presentation	Bowers Presentation	The Bowers Group, Inc. (Historical)	Reclassifications to Conform to Legence’s Presentation	Notes	Accounting Policy Adjustments	Notes	The Bowers Group, Inc. (Historical) - Adjusted
ASSETS	ASSETS
Current assets	Current assets
Cash and Cash Equivalents	Cash and Cash Equivalents	$27,934	$—		$—		$27,934
	Contract receivables	180,113	(180,113)	2A	—		—
Accounts receivable, net		—	180,113	2A	—		180,113
	Contract assets - costs and estimated earnings in excess of billing on uncompleted contracts	5,736	(5,736)	2B	—		—
	Accrued revenue	32,849	(32,849)	2B	—		—
	Contract assets - Conditional retention	6,707	(6,707)	2B	—		—
Contract assets, net		—	45,292	2B	9,117	2AA	54,409
	Inventories, at lower of cost (weighted average) or market	3,081	(3,081)	2C	—		—
Prepaid expenses and other current assets	Prepaid expenses	785	3,081	2C	—		3,866

Total current assets	Total current assets	257,205	—		9,117		266,322

Property and equipment, net of accumulated depreciation	Property and equipment, net	7,174	—		—		7,174
Operating lease right-of-use assets	Right-of-use assets	16,101	—		—		16,101
	Tax deposit	4,475	(4,475)	2D	—		—
	Deposits	121	(121)	2D	—		—
	Cash surrender value of officers’ life insurance	797	(797)	2D	—		—
Other assets	Other assets	—	5,393	2D	—		5,393

Total assets	Total assets	$285,873	$—		$9,117		$294,990

LIABILITIES AND EQUITY	LIABILITIES AND EQUITY
Current liabilities	Current liabilities
Accounts payable	Accounts payable	$68,607	$—		$—		$68,607
Accrued and other current liabilities	Accrued liabilities	12,608	13,664	2E	—		26,272
	Retentions payable	11,542	(11,542)	2E	—		—
	Contract liabilities - billing in excess of costs and estimated earnings on uncompleted contracts	189,379	(189,379)	2F	—		—
	Contract liabilities - Conditional retentions	(72,576)	72,576	2F	—		—
Contract liabilities	Contract liabilities	—	116,803	2F	(3,442)	2AA	113,361
Current portion of operating lease liabilities	Current maturities of operating leases liability	3,769	—		—		3,769
	Income tax payable	2,122	(2,122)	2E	—		—

Total current liabilities	Total current liabilities	215,451	—		(3,442)		212,009

Operating lease liabilities, net of current portion	Operating leases liability, less current maturities	12,960	—		—		12,960

Total liabilities	Total liabilities	228,411	—		(3,442)		224,969

Stockholders’ Equity	Stockholders’ Equity
	Voting - 9,100 shares issued and outstanding	9	—		—		9
	Nonvoting - 32,112 shares issued and outstanding	32	—		—		32
Additional paid-in capital	Additional paid-in capital	3,376	—		—		3,376
Accumulated deficit	Retained earnings	54,045	—		12,559	2AA	66,604

Total stockholders’ equity	Total stockholders’ equity	57,462	—		12,559		70,021

Total liabilities and equity	Total liabilities and equity	$285,873	$—		$9,117		$294,990

Statement of Operations for the Year Ended December 31, 2025

(in thousands)

Legence Presentation	Bowers Presentation	The Bowers Group, Inc. (Historical)	Reclassifications to Conform to Legence’s Presentation	Notes	Accounting Policy Adjustments	Notes	The Bowers Group, Inc. (Historical) - Adjusted
Revenue	Earned revenue	$898,029	$—		$4,328	2BB	$902,357
Cost of revenue	Cost of earned revenue	740,065	—		—		740,065

Gross profit	Gross profit	157,964	—		4,328		162,292
Selling, general and administrative	General and administrative expenses	74,413	(1,754)	2G	—		72,659
Depreciation and amortization		—	1,754	2G	—		1,754

Income from operations	Operating income	83,551	—		4,328		87,879
Other expense (income):	Other (income) expense:
Interest income	Interest income	(2,501)	—		—		(2,501)
Other income, net	Other income	(68)	—		—		(68)

Income (loss) before income tax	Income before taxes	86,120	—		4,328		90,448
Income tax expense	Income tax expense	4,942	—		—		4,942

Net income (loss)	Net income	$81,178	$—		$4,328		$85,506

Reclassification Adjustments

The following reclassifications were made to conform The Bowers Group, Inc., to Legence Corp. presentation:

2A. Reclassification to “Accounts receivable, net” from “Contract receivables”

2B. Reclassification to “Contract assets, net” from “Contract assets – costs and estimated earnings in excess of billing on uncompleted contracts”, “Accrued revenue”, and “Contract assets – Conditional retention”

2C. Reclassification to “Prepaid expenses and other current assets” from “Inventories, at lower of cost (weighted average) or market”

2D. Reclassification to “Other assets” from “Tax deposit”, “Deposits” and, “Cash surrender value of officers´ life insurance”

2E. Reclassification to “Accrued and other current liabilities” from “Retentions payable” and “Income tax payable”

2F. Reclassification to “Contract liabilities” from “Contract liabilities – billing in excess of costs and estimated earnings on uncompleted contracts” and “Contract liabilities – Conditional retentions”

2G: Reclassification of depreciation expense from “General and administrative expenses” to “Depreciation and amortization”. This adjustment has no impact on total operating income.

Accounting Policy Adjustments

2AA: Represents the pro forma adjustment to align Bowers’s contingency release revenue practice with Legence’s revenue recognition policy. Under Legence’s policy, contingencies are considered during project performance until the point at which there is not a significant risk of revenue reversal, rather than released at project completion.

2BB: Represents the pro forma statement of operations impact of the contingency release adjustment described in 2AA. This entry reflects the increase to revenue and gross margin resulting from applying Legence’s policy to Bowers’s projects.

Note 2.1 Statement of Operations for Bowers for the Period January 1, 2025 to December 31, 2025

The table below provides the calculation to derive the unaudited pro forma condensed combined statement of operations for Bowers’s for the twelve months ended December 31, 2025. The historical results of Bowers’s for the year ended September 30, 2025, have been adjusted to remove the results attributable to operations for the period October 1, 2024 through December 31, 2024 and further adjustment is recorded to add the results attributable to operations for the period October 1, 2025 through December 31, 2025. This adjustment is made to present Bowers’s results for the twelve-month period ended December 31, 2025, to align with the period presented for Legence as shown below (in thousands):

	YE September 2025	Oct’24-Dec-24	Jan’25-Sep’25	Oct’25-Dec-25	Jan’25-Dec’25

	Before Reclassification (Audited) [A]	Carve out [B]	Post Carve out [C]=[A]-[B]	Carve In [D]	Post Carve In [E]=[C]+[D]
Earned revenue	$766,996	$131,423	$635,573	$262,456	$898,029
Cost of earned revenue	625,574	107,260	518,314	221,751	740,065

Gross profit	141,422	24,163	117,259	40,705	157,964
General and administrative expenses	71,052	14,968	56,084	18,329	74,413

Operating income	70,370	9,195	61,175	22,376	83,551
Other income (expense):
Interest income	2,474	581	1,893	608	2,501
Interest expense	(7)	(7)	—	—	—
Other income	31	2	29	39	68

Income before taxes	72,868	9,771	63,097	23,023	86,120
Income tax expense	4,250	300	3,950	992	4,942

Net income	$68,618	$9,471	$59,147	$22,031	$81,178

Note 3. Corporate Reorganization and the IPO Transaction Adjustments

Corporate Reorganization and the IPO transaction accounting adjustments include the following adjustments related to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 as follows:

3A: Following the Corporate Reorganization, Legence is subject to U.S. federal income taxes, in addition to state and local taxes. As a result, the unaudited pro forma condensed combined statement of operations reflects an adjustment to taxes assuming the federal rates currently in effect and the highest statutory rates apportioned to each state and local jurisdiction.

3B: As described above as part of the Corporate Reorganization, Legence became the managing member of Legence Holdings. As a result of the Corporate Reorganization and the completion of the IPO, which included the exercise of the underwriter option, the ownership percentage held by Legence and by noncontrolling interests was approximately 56% and 44%, respectively. Net income attributable to NCI represents 44% of net income before income taxes.

3C: Reflects (i) the reduction in interest expense as a result of the repayment of a portion of the outstanding indebtedness under the term loan credit facility primarily from use of IPO proceeds, as if the adjustments reflecting the accounting for such repayment were made on January 1, 2025, (ii) a reduction in contractual interest expense reflecting a 25 basis-point decrease in interest rates upon the consummation of the IPO pursuant to the terms of the term loan credit facility, (iii) a reduction in interest expense to reflect the interest rate adjustment pursuant to the leverage ratio pricing grid under the Company’s term loan credit facility, and (iv) a reduction in amortization expense associated with the historical amortization of debt issuance costs. The adjustment to interest expense is presented as follows (in thousands):

Year Ended December 31, 2025
Repayment of outstanding indebtedness	$42,488
Interest rate decrease upon consummation of an IPO	1,439
Interest rate decrease related to leverage ratio pricing grid	2,925
Reduction of amortization expense related to write-off of debt issuance costs	868

Total decrease to interest expense	$47,720

3D: Reflects stock compensation expense related to restricted stock units and stock option grants. In connection with the IPO, Legence granted 620,390 restricted stock units and 668,570 stock options under the 2025 Omnibus Incentive Plan to certain employees and non-employee directors, including our named executive officers. Each RSU has a grant date fair value of $28.00. Each stock option granted has an exercise price of $28.00 and a grant date fair value of $16.46. Each IPO Grant to employees vests in three equal installments on each of the first, second and third anniversaries of the applicable vesting commencement date, subject generally to continued employment through the applicable vesting date. Each IPO Grant to our non-employee directors consists of restricted stock units and will fully vest on the sooner of the first anniversary of the applicable vesting commencement date or the day immediately preceding the Company’s 2026 annual stockholder meeting, subject generally to continued service through the applicable vesting date. The grant date fair value of the stock options was determined using the Black Scholes valuation model using the following assumptions:

Expected volatility	60%
Expected dividend yield	0%
Expected term (in years)	6.0
Risk-free interest rate	3.7%

Note 4. Acquisition and Related Financing Adjustments

The Acquisition will be accounted for under the acquisition method of accounting in accordance with ASC 805, and other applicable U.S. GAAP, which requires, among other things, that the assets acquired, and liabilities assumed be recognized primarily at their acquisition date fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired recorded as goodwill.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

4A. Bowers Stockholders’ Equity

To adjust Bowers’s historical financial statements to give pro forma effect to events in connection with the Acquisition that include the elimination of Bowers’s historical equity.

4B. Consideration Transferred

The total preliminary estimated consideration transferred is approximately $426.6 million, determined as of January 2, 2026. This amount includes cash consideration of $283.1 million; 2,551,672 shares of Legence Class A Common Stock, with a fair value of $98.6 million based on Legence’s stock price at the Acquisition closing date discounted for lack of marketability; and preliminary fair value of deferred consideration of $44.9 million, payable on December 31, 2026, in cash, Legence Class A Common Stock, or a combination thereof, at Legence’s discretion.

The following table sets forth a preliminary allocation of the estimated consideration transferred to the identifiable tangible and intangible assets acquired and liabilities assumed of Bowers based on Bowers’s December 31, 2025 balance sheet, with the excess recorded as goodwill (in thousands).

Cash and cash equivalents	$27,934
Accounts receivables	180,113
Contract assets	54,409
Prepaid expenses and other current assets	3,866
Property and equipment	14,686
Operating lease right-of-use assets	22,239
Intangible assets	302,200
Other assets	121
Total assets	$605,568
Current liabilities:
Accounts payable	68,607
Accrued compensation and benefits	14,433
Accrued and other current liabilities	34,579
Contract liabilities	113,361
Current portion of operating lease liabilities	4,327
Current portion of long-term debt	781
Long-term debt, net of current portion	1,050
Operating lease liabilities, net of current portion	14,912
Total Liabilities	252,050
Net assets acquired (a)	353,518
Estimated consideration transferred (b)	426,680

Estimated goodwill (b)-(a)	$73,162

The preliminary purchase accounting adjustments are based on management’s preliminary estimates and assumptions, including limited valuation procedures and available information as of the date of preparation of the Pro Forma Financial Information, to allocate the consideration transferred to the identifiable assets acquired and liabilities assumed, including intangible assets, and real and personal property. The final allocation of the consideration transferred will be completed after the Company finalizes its detailed valuations during the measurement period, which will not exceed one year from the acquisition date. As a result, the final allocation may differ materially from the preliminary amounts presented herein, and such differences could result in changes to the amounts assigned to goodwill and could have a material impact on future depreciation and amortization expense in the combined company’s results of operations.

4C. Property and Equipment, Net

The adjustment to property and equipment, net reflects the preliminary fair value of the acquired assets as of December 31, 2025, resulting in a $5.7 million increase as follows (in thousands):

	Carrying Value as of December 31, 2025	Step-up	Fair Value
Auto and trucks	$2,492	$2,074	$4,566
Leasehold improvements	605	2,336	2,941
Equipment and tools	4,026	963	4,989
Office furniture and other	51	308	359

Total property and equipment acquired	$7,174	$5,681	$12,855

In addition to the $12.9 million shown in the table above, the Company recognized $1.8 million in finance lease assets related to the acquisition, which is included in Note 4K.

The fair value of the personal property assets was estimated using a combination of the cost and market approaches. The cost approach is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. The Company utilized historical cost from the fixed asset subledger to estimate the reproduction cost new, and for physical deterioration and other forms of obsolescence. The market approach estimated value based on observable market transactions for comparable assets; accordingly, market data from reputable, third-party sources was analyzed for similar vehicles to support the fair value conclusions.

4D. Intangible Assets

Reflects the preliminary estimated fair value amounts attributed to the identifiable intangible assets acquired in the Acquisition, as shown in the table below (in thousands, except estimated useful lives):

	Estimated Useful Life (in Years)	Preliminary Estimated Fair Value	Amortization Expense for the Year Ended December 31, 2025
Customer relationships	11	$200,100	$18,191
Trade names	10	46,600	4,660
Backlog	2	55,500	27,750

Identifiable intangible assets		$302,200	$50,601

The fair values of the customer relationships and backlog intangible assets were determined by using an income approach, specifically a multi-period excess earnings method (“MPEEM”), which is a commonly accepted valuation approach. Under this approach, the net earnings attributable to the asset being measured are isolated using the discounted projected net cash flows. These projected cash flows are isolated from the projected cash flows of the combined asset group over the remaining economic life of the intangible asset being measured. Both the amount and the duration of the cash flows are considered from a market participant perspective. Where appropriate, the net cash flows were adjusted to reflect the attrition of existing customers in the future. The fair value of the trade names intangible assets were determined using an income approach, or discounted cash flow method. The remaining useful life of the acquired intangible assets was estimated based on the period over which substantially all the undiscounted cash flows are expected to be realized.

4E. Favorable Leases

The favorable lease adjustment of $3.0 million represents the preliminary fair value assigned to below-market lease arrangements assumed in the Acquisition. The fair value of the below-market lease component is calculated using a discounted cash flow method under the income approach, which is a commonly accepted valuation approach. Under this approach, the difference between the contract rent and market rent is projected over the remaining lease terms, including relevant options, and discounted back to present value utilizing a market-based discount rate. The adjustment is recorded as an increase to right-of-use (“ROU”) assets and will be amortized over the remaining non-cancelable lease terms.

4F. Buyer’s Transaction Expenses

Legence incurred direct, incremental estimated transaction costs of $5.6 million related to the Acquisition, consisting of advisory, legal, accounting and other professional fees. The Company recognized $4.5 million of these costs in its audited consolidated financial statements for the year ended December 31, 2025. The adjustment reflects a $5.5 million reduction in cash with $4.4 million relieved from accounts payable and the remaining $1.1 million presented as a reduction in retained earnings. The transaction costs related to the Acquisition are nonrecurring and will not have a continuing impact on the Company’s results of operations.

4G. Assets Outside of Acquisition Perimeter

This adjustment relates to elimination of prepaid taxes of $4.5 million and cash surrender value of life insurance of $0.8 million, which were not acquired in the Acquisition.

4H. Seller Transaction Bonus and Seller Transaction Expenses

The Sellers had certain agreements in place that resulted in $22.7 million of assumed liabilities relating to $14.4 million of a transaction bonus to Bowers’s employees and $8.3 million of Bowers transaction expenses assumed by Legence upon closing of the Acquisition. In addition, Sellers executed other employee agreements prior to the Acquisition which result in $9.0 million of expense that will ultimately be paid for by Legence.

4I. Noncontrolling Interest Impact of Transaction Accounting Adjustments and Related Financing

The Company reports a noncontrolling interest on the portion of net assets not attributable to Legence stockholders. This adjustment reflects the estimated change to the allocation between noncontrolling interest and Legence stockholders including (i) the rebalancing of legacy equity between Legence stockholders and NCI holders due to the issuance of additional shares as purchase consideration for the Acquisition and (ii) the allocation of NCI related to the net assets acquired in the Bowers acquisition, as though the Acquisition occurred on December 31, 2025.

4J. Recognition of Lease Remeasurement

Represents the pro forma adjustment to recognize the remeasurement of the acquired lease-related balances, including ROU assets and corresponding lease liabilities, at Legence’s incremental borrowing rate.

4K. Recording Finance Leases

Represents the pro forma adjustment to recognize finance lease obligations, in accordance with Legence’s lease accounting policies.

4L. Debt Financing

Legence Holdings entered into Amendment No. 12 to its existing credit agreement with Jefferies Finance LLC as the administrative agent for a group of lenders, pursuant to which the lenders provided a $200.0 million incremental term loan to fund a portion of the cash consideration for the Bowers acquisition and pay transaction expenses. The incremental term loan accrues interest at Term Secured Overnight Financing Rate (“SOFR”) plus 2.25% with a SOFR floor of 0.75% and share the same collateral, guarantees and maturity structure as the existing term loan. In connection with the amendment the Company incurred $4.4 million in fees, with $0.3 million of these costs recognized in its audited consolidated financial statements for the year ended December 31, 2025. The adjustment reflects a $4.4 million reduction in cash with $0.3 million relieved from accounts payable and the remaining $4.1 million presented as $1.0 million in deferred financing and $3.1 million of credit agreement amendment fees as a reduction to retained earnings.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The following adjustments have been reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, to present adjustments depicting the accounting for Acquisition and related financing in the unaudited pro forma condensed combined balance sheet assuming those adjustments were made as of the beginning of the fiscal year presented.

4AA. Depreciation of Property and Equipment

This adjustment reflects the additional depreciation expense resulting from the preliminary fair value step up of acquired property and equipment. The incremental depreciation is calculated based on the preliminary fair values (Note 4C) and remaining useful lives of the assets acquired as shown below (in thousands, except estimated useful lives):

	Estimated Remaining Useful Life (in Years)	Depreciation Expense for the Year Ended December 31, 2025
Autos and trucks	2-5	$2,190
Leasehold improvements	1-6	771
Equipment and tools	2-5	2,037
Office furniture and other	2-7	128
Total depreciation expense		5,126
Less: Historical depreciation expense		1,754

Pro forma adjustment to depreciation expense		$3,372

4BB. Amortization of Intangible Assets

This adjustment represents the straight-line amortization of preliminary fair values of identifiable intangible assets acquired, based on the estimated useful lives, as noted in Note 4D above.

4CC. Buyer’s Transaction Cost

The unaudited pro forma condensed combined statement of operations has been adjusted to reflect estimated transaction costs that Legence expects to incur in connection with the Acquisition. These adjustments include transaction related compensation costs, a portion of which was expensed as incurred rather than capitalized as part of the acquisition accounting. Refer to Notes 4F and 4H above.

4DD. Amortization of Favorable Lease Adjustments

Represents the pro forma amortization of the favorable lease adjustment due to current market rates compared to existing rates on acquired real estate leases recognized in connection with the Acquisition. The favorable lease amount is amortized on a straight-line basis over the remaining lease term, resulting in a reduction to Selling, general and administrative expenses in the unaudited pro forma condensed combined statement of operations.

4EE. Recognition of Retention Bonus as Compensation Expense

The unaudited pro forma condensed combined statement of operations has been adjusted to reflect adjustment depicting the accounting for the estimated retention bonus expense that Legence expects to incur in connection with the Acquisition for certain key Bowers employees, payable on the first, second, and third anniversaries of the Acquisition. These adjustments reflect the recognition of the estimated retention bonus expense for the periods presented in accordance with ASC 710.

4FF. Income Tax Impact of Adjustments

This adjustment reflects the accounting for the estimated tax effects of the pro forma adjustments noted above, calculated using the combined company’s estimated statutory tax rates for each period, inclusive of removing Bowers historical taxes accrued for elective Maryland and Virginia taxes of $4.7 million. The impact has been determined using an estimated blended tax rate of 25.94% for the year ended December 31, 2025.

4GG. Share Based Payment

This adjustment represents the inclusion of stock-based compensation expense for the 284,081 restricted stock units issued in connection with the Acquisition to certain Bowers employees. The fair value of the restricted stock units granted is based on the Legence stock price on January 2, 2026 of $43.04. A portion of these restricted stock units will vest in three equal installments on each of the first, second and third anniversaries of the applicable vesting commencement date, subject generally to continued employment through the applicable vesting date. The remaining restricted stock units will fully vest on the third anniversary of the Acquisition, subject generally to continued service through the applicable vesting date.

4HH. Accretion of Deferred Consideration

Represents the pro forma recognition of deferred consideration associated with the Acquisition, measured by applying a probability-weighted assessment of the settlement alternatives (stock or cash) and discounting the expected payment to present value using the appropriate discount period of one year and present value factor at 5.7%.

4II. Intercompany Elimination

This adjustment represents the intercompany elimination between revenue and cost of revenue for intercompany activity between Bowers and Legence during the periods presented.

4JJ. Noncontrolling Interests on Transaction Related Adjustments

Represents the pro forma impact of NCI on transaction related adjustments, consistent with the post Corporate Reorganization ownership structure disclosed in the Company’s Form 10-K for the year ended December 31, 2025. After giving effect to the shares issued as consideration for the Bowers acquisition, Legence Corp. owns approximately 61.6% of Legence Holdings, while NCI holders retain the remaining 38.4%. Accordingly, the portion of the Bowers’s historical net income and the related pro forma adjustments attributable to Legence Holdings is allocated to NCI based on the NCI holders’ ownership percentage.

4KK. Remeasurement of Leases

Represents the pro forma adjustment to reflect the resulting lease related expenses, primarily straight-line lease expense for operating leases and amortization of the ROU asset and interest expense on the lease liability for finance leases, assuming the lease reinstatement and related expense recognition commenced at the beginning of the period presented, consistent with Article 11 and ASC 805.

4LL. Interest Expense and Amortization of Debt Financing Costs on New Debt

This adjustment reflects the estimated incremental interest expense of $14.0 million and amortization of debt issuance costs of $3.1 million related to the $200.0 million incremental term loan that Legence obtained in connection with the Acquisition, as noted in Note 4L above. These adjustments represent recurring effects of the new capital structure. The effect on unaudited pro forma net income of a 0.125% change in interest rates on the acquisition related financing would be $0.3 million for the year ended December 31, 2025.

4MM. Income Tax Impact on Interest and Amortization of New Debt

This adjustment reflects the estimated income tax effects of the interest expense and amortization of debt issuance costs recorded in Adjustment 4LL, based on the applicable estimated statutory tax rate. The tax impact is included for the pro forma period presented.

4NN. Noncontrolling Interests on Finance Related Adjustments

Reflects the allocation of financing related pro forma adjustments between Legence Corp. and the NCI holders, consistent with the post Corporate Reorganization ownership structure disclosed in the Company’s Form 10-K for the year ended December 31, 2025 and shares issued as consideration for the Bowers acquisition.

Note 5. Earnings Per Share

Basic pro forma earnings per share is calculated using net income (loss) attributable to Legence divided by the weighted-average number of shares of Class A Common Stock outstanding during the period, including shares issued as consideration transferred for the Acquisition. Diluted pro forma earnings per share is calculated using net income (loss) attributable to Legence divided by the weighted-average number of shares of Class A Common Stock outstanding during the period, including shares issued as consideration transferred for the Acquisition, adjusted to give effect to potentially dilutive securities. The table below presents the computation of pro forma basic and dilutive earnings per share for Legence (in thousands, except per share amounts):

For the Year Ended December 31, 2025
Numerator:
Net income (loss)	$(47,718)
Less: Net income (loss) attributable to noncontrolling interests	(16,920)

Net income (loss) attributable to Legence (basic)	$(30,798)

Net income effect of dilutive securities:
Stock options	—
Restricted Stock Units (“RSU”)	—
Assumed conversion of noncontrolling interests to shares of Class A Common Stock	—

Net income (loss) attributable to Legence (diluted)	$(30,798)

Denominator:
Historical Weighted-average Class A Common Stock outstanding	58,775
Class A Common Stock of Legence Corp. as consideration transferred	2,552

Total Weighted-average Class A Common Stock outstanding (basic)	61,327

Incremental common shares attributable to dilutive instruments:
Stock options	—
RSUs	—
Assumed conversion of noncontrolling interests to shares of Class A Common Stock	—

Total Weighted-average Class A Common Stock outstanding (diluted)	61,327

Earnings per share:
Basic	$(0.50)
Diluted	$(0.50)

The following securities were not included in the computation of diluted earnings per share for the year ended December 31, 2025, as there is net loss attributable to Legence, and to do so would be anti-dilutive (in thousands):

For the Year Ended December 31, 2025
RSUs	970
Stock options	669
Exchange of Legence Class B Units	41,480
Deferred consideration related to the Acquisition	1,164

THE BOWERS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2025

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$27,934,240
Contract receivables	180,112,809
Contract assets:
Costs and estimated earnings in excess of billings on uncompleted contracts	5,736,144
Accrued revenue	32,848,932
Conditional retention	6,706,707
Inventories, at lower of cost (weighted average) or market	3,080,565
Prepaid expenses	785,194

Total current assets	257,204,591
Property and equipment, net	7,173,745
Right-of-use assets	16,101,322
Tax deposit	4,474,516
Deposits	121,467
Cash surrender value of officers’ life insurance	796,778

Total assets	$285,872,419

THE BOWERS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2025

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of operating leases liability	$3,768,639
Accounts payable	68,606,510
Retentions payable	11,542,116
Contract liabilities:
Billings in excess of costs and estimated earnings on uncompleted contracts	189,379,194
Less: conditional retention	(72,576,459)
Accrued liabilities	12,607,761
Income taxes payable	2,122,329

Total current liabilities	215,450,090
Operating leases liability, less current maturities	12,960,293

Total liabilities	228,410,383

STOCKHOLDERS’ EQUITY
Common stock, $1 par value; 100,000 shares authorized
Voting - 9,100 shares issued and outstanding	9,100
Nonvoting - 32,112 shares issued and outstanding	32,112
Additional paid-in capital	3,375,729
Retained earnings	54,045,095

Total stockholders’ equity	57,462,036

Total liabilities and stockholders’ equity	$285,872,419

THE BOWERS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

Three-Months Ended December 31, 2025

	Amount	Percent
Earned revenue	$262,456,111	100.0%
Cost of earned revenue	221,751,568	84.5

Gross profit	40,704,543	15.5
General and administrative expenses	18,328,803	7.0

Operating income	22,375,740	8.5
Other income
Interest income	608,151	0.2
Other income, net	39,486	0.0

Income before taxes	23,023,377	8.8
Income tax expense	992,329	0.4

Net income	$22,031,048	8.4%

THE BOWERS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Three-Months Ended December 31, 2025

Balance, beginning of period	$89,816,544
Net income	22,031,048
Dividends paid	(57,802,497)

Balance, end of period	$54,045,095

THE BOWERS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Three-Months Ended December 31, 2025

Cash flows from operating activities:
Net income	$22,031,048
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	442,371
Gain on sale of property and equipment	(38,000)
Net non-cash operating lease adjustments	39,156
(Increase) decrease in assets:
Contract receivables	(32,750,515)
Inventories	(406,063)
Contract assets	2,041,436
Prepaid expenses	324,997
Increase (decrease) in liabilities:
Accounts payable and retentions payable	9,293,697
Accrued liabilities	(10,076,656)
Contract liabilities	37,059,799
Income taxes payable	992,329

Net cash provided by operating activities	28,953,599

Cash flows from investing activities:
Proceeds from sale of property and equipment	38,000
Purchases of property and equipment	(240,690)

Net cash used in investing activities	(202,690)

Cash flows from financing activities:
Dividends paid	(57,802,497)

Net cash used in financing activities	(57,802,497)

Net decrease in cash and cash equivalents	(29,051,588)
Cash and cash equivalents at beginning of period	56,985,828

Cash and cash equivalents at end of period	$27,934,240

THE BOWERS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months Ended December 31, 2025

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation and Nature of Operation—The accompanying consolidated financial statements include the accounts of The Bowers Group, Inc. and its wholly owned subsidiaries, W.E. Bowers & Associates, Inc., W.E. Bowers, Inc. and The Bowers Automotive Group, LLC (Collectively, the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

The Company constructs and maintains heating, air conditioning, and plumbing systems. Substantially all activity is located in the Washington, DC Metropolitan area. Certain aspects of the work are generally subcontracted out, including balancing and control work, and mechanical insulation work. The work is performed under fixed-price, gross maximum price, and time and material contracts with durations of typically less than three years.

W.E. Bowers & Associates, Inc. concentrates on larger construction and renovation contracts, whereas W.E. Bowers, Inc. concentrates on smaller construction contracts as well as service and maintenance work. The Bowers Automotive Group, LLC’s primary purpose is to service the Company’s automotive equipment. Approximately 96% of the Company’s revenue is derived from construction contracts and 4% is derived from service and maintenance work.

Revenue Recognition

The Company recognizes revenue in a five-step model for recognizing revenue from contracts with customers as follows:

1.	Identify the contract

2.	Identify performance obligations

3.	Determine the transaction price

4.	Allocate the transaction price

5.	Recognize revenue

Contract Combination—To determine proper revenue recognition, the Company evaluates whether two or more contracts should be combined and accounted for as a single performance obligation and whether a combined or single contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment, and the decision to combine contracts or separate a combined or single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period.

Performance Obligations—A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in recognizing revenue from contracts with customers. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Transaction Price and Variable Consideration—The nature of the Company’s contracts gives rise to several types of variable consideration, including claims and unpriced change orders; awards and incentive fees; and liquidated damages and penalties. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on variable consideration using the expected value or the most likely amount method, whichever is expected to better predict the amount.

Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on assessment of legal enforceability, the Company’s performance, and all information (historical, current, and forecasted) that is reasonably available to the Company.

Contract Estimates—Due to the nature of the Company’s performance obligations, the estimation of total revenue and cost at completion is subject to many variables and requires significant judgment. Management must make assumptions and estimates regarding labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, the performance of subcontractors, and the availability and timing of funding from the customer, among other variables. As a significant change in one or more of these estimates could affect the profitability of contracts, the Company reviews and updates contract-related estimates regularly through a review process in which management reviews the progress and execution of performance obligations and the estimated cost at completion.

As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress toward completion and the related program schedule and the related changes in estimates of revenue and costs.

The Company recognizes adjustments in estimated profit on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the contract estimates indicate an anticipated loss on a contract, the projected loss is recognized in full, including the reversal of any previously recognized profit, in the period it is identified and recognized as an accrued loss on uncompleted contracts on the balance sheet.

Contract Modifications—Contracts are often modified due to changes in contract specifications and requirements. The Company considers contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. Most contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract; thus, these are accounted for as if they were part of the original contract. The effect of a contract modification on the transaction price, and the Company’s measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase or a reduction) on a cumulative catch-up basis.

The Company accounts for contract modifications as a separate contract when the modification results in the promise to deliver additional goods or services that are distinct and the increase in price of the contract is for the same amount as the stand-alone selling price of the additional goods or services included in the modification.

Construction Contracts—The Company recognizes revenue on construction contracts over time; as performance obligations are satisfied, due to the continuous transfer of control to the customer. The customer typically controls the work in process, as evidenced either by contractual termination clauses or by the Company’s right to payment for work performed to date plus a reasonable profit to deliver products or services that do not have an alternative use to the Company. The Company’s construction contracts are generally accounted for as a single performance obligation, since the Company is providing a significant service of integrating components into a single project.

The Company recognizes revenue using a cost-based input method, by which the Company uses actual costs incurred relative to total estimated contract costs to determine, as a percentage, progress toward contract completion. This percentage is applied to the transaction price to determine the amount of revenue to recognize. Costs that do not depict progress toward satisfaction of the performance obligation are included in contract costs with revenue recognized to the extent of such costs without any profit and include items such as uninstalled materials and re-work. The Company believes the cost-based input method is the most faithful depiction of performance, because it directly measures the value of the services transferred to the customer.

Because the Company almost always acts as a principal in their contracts, the Company recognizes revenue gross. The Company is considered the principal because the Company controls the contractually specified goods and services before they are transferred to the customer.

Service Contracts—For service contracts (including maintenance contracts) where the Company has the right to consideration from the customer in an amount that corresponds directly with the value received by the customer based on performance to date, revenue is recognized when services are performed and contractually billable. For all other types of service contracts, revenue is recognized over time generally using the cost-to-cost method (e.g., costs incurred to date relative to total estimated costs at completion) to measure progress because it best depicts the transfer of value to the customer.

Cost and Expense Recognition—Contract costs include all direct materials, subcontract costs, direct labor costs and those indirect costs related to contract performance, such as indirect labor, payroll taxes, fringe benefits, equipment rental and insurance. Indirect costs are allocated to contracts based on direct labor.

Other significant accounting policies are as follows:

Use of Estimates in Consolidated Financial Statements—The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that changes may occur in the near term that would affect management’s estimates with respect to the percentage of completion.

Operating Cycle—The length of the Company’s contracts varies but is typically less than three years. Assets and liabilities related to long-term contracts are included in current assets and current liabilities in the accompanying consolidated balance sheet, as they will be liquidated in the normal course of contract completion.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less as of the date of acquisition to be cash equivalents.

Contracts Receivable—Contracts receivable include billed and unbilled amounts for services provided to customers for which the Company has an unconditional right to payment. Billed and unbilled amounts for which payment is contingent on anything other than the passage of time are included in contract assets and contract liabilities.

The Company’s construction contracts may include retention provisions. Retention represents amounts withheld from billings by customers until work is substantially complete (or until certain milestones are reached, or both) to ensure that obligations are satisfied under the contract. When payment of the retention is contingent upon the Company fulfilling its obligations under the contract it does not meet the criteria to be included in contracts receivable and remains in contract assets and contract liabilities. Retention for which the Company has an unconditional right to payment that is only subject to the passage of time are included in contracts receivable.

The Company typically does not include extended payment terms in its contracts with customers. Construction contracts where the Company performs as a subcontractor may contain “pay when paid” or “pay if paid” provisions that allow the general contractor to hold payment until they have received payment from the owner related to the work performed. Because these provisions do not impose any additional obligations on the Company (i.e., there are no conditions remaining to fulfill to receive payment), the Company considers receivables billed under these provisions to be subject only to the passage of time.

The Company recognizes an allowance for losses on contracts receivable in an amount equal to the current expected credit losses. The estimation of the allowance is based on an analysis of historical loss experience, current receivables aging, and management’s assessment of current conditions, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company has elected a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The Company assesses collectability by pooling receivables where similar characteristics exist and evaluates receivables individually when specific customer balances no longer share those risk characteristics and are considered at risk or uncollectible. The expense associated with the allowance for expected credit losses is recognized in general and administrative expenses.

Contract Assets and Contract Liabilities—The timing of when the Company bills their customers on long-term construction contracts is generally dependent upon agreed-upon contractual terms, which may include milestone billings based on the completion of certain phases of the work, or when services are provided. When as a result of contingencies, billings cannot occur until after the related revenue has been recognized, the result is in unbilled revenue, which is included in contract assets. Additionally, the Company may receive advances or deposits from customers before revenue is recognized, resulting in deferred revenue, which is included in contract liabilities.

Retention for which the Company has an unconditional right to payment that is only subject to the passage of time are classified as contracts receivable. Retention subject to conditions other than the passage of time do not meet the definition of a receivable and are therefore included in contract assets and contract liabilities, as determined on a contract-by-contract basis.

Contract assets represent revenues recognized in excess of amounts paid or payable (contract receivables) to the Company on uncompleted contracts. Accrued revenue is based on estimated costs incurred on projects for which the Company has not yet been billed. Contract liabilities represent the Company’s obligation to perform on uncompleted contracts with customers for which the Company has received payment or for which contract receivables are outstanding.

Leases—A lease contract conveys the right to use an underlying asset for a period of time in exchange for consideration. At inception, the Company determines whether a contract contains a lease by determining if there is an identified asset and if the contract conveys the right to control the use of the identified asset over a period of time in exchange for consideration.

At lease commencement, the Company measures and records a lease liability equal to the present value of the remaining lease payments, generally using the risk-free rate determined using a period comparable with that of the lease term for all asset classes.

On the lease commencement date, the Company records a right-of-use asset consisting of the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date, minus any lease incentives received; and

•	any initial direct costs incurred.

The Company assesses the lease options for individual leases and generally considers the base term to be the term of lease contracts. The Company has elected to combine lease and non-lease components for all asset classes. A policy to not recognize the right-of-use assets and lease liabilities for short-term leases has been adopted. The leases are further described in Note 7.

Warranties—For construction contracts, the Company provides a two-year warranty covering defects in workmanship and a two-year warranty covering installed materials when the latter are not covered by manufacturer warranties. The Company provides a one-year warranty on labor and materials on repair and maintenance contracts, excluding leak repairs, for which no warranty is provided. A reserve for warranty costs is estimated and recorded based upon the historical level of warranty claims and management’s estimate of future costs. The Company has not accrued any amount for estimated future warranty costs as of December 31, 2025.

Depreciation and Amortization—Property and equipment are recorded at cost and depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their remaining expected lease terms. Depreciation and amortization expense was $442,371 for the three-months ended December 31, 2025.

Advertising Costs—The Company expenses advertising costs as they are incurred. Advertising expense for the three-months ended December 31, 2025 was $46,387.

Self Insurance—The Company’s workers’ compensation policies are structured as Incurred Loss Deductible policies, whereby the Company self-insures for claim losses up to pre-determined limits. The Company also pays the insurance carrier an administrative fee for processing and settling the claims.

The Company funds actual losses (up to the pre-determined limits) as they are incurred and settled.

As of December 31, 2025, the Company has included a liability of $901,917, in accrued liabilities on its accompanying consolidated balance sheet related to estimated obligations for losses on open claims not yet settled and losses on claims not yet reported as disclosed in Note 9.

Income Taxes—The Bowers Group, Inc. is taxed under Section 1362 (S Corporation) of the Internal Revenue Code and similar sections of the Maryland and Virginia state income tax laws, which provide that, in lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. For federal income tax purposes, the subsidiaries are reflected as divisions of The Bowers Group, Inc. In order for the Company to maintain its fiscal year-end for tax purposes, it is required to complete Form 8752 and remit a deposit to the Internal Revenue Service on May 15th of each year. As of December 31, 2025, the Company has $4,474,516 on deposit with the Internal Revenue Service.

The Company is subject to franchise taxes in certain states that do not recognize the S Corporation status. These taxes are included in income tax expense on the accompanying consolidated statements of income. Effective October 1, 2020, the Company has elected to pay Maryland income taxes at the entity level on behalf of its stockholders. Accordingly, Maryland income taxes for the three-months ended December 31, 2025 are included in income tax expense. Effective October 1, 2022, the Company elected to pay Virginia income taxes at the entity level rather than at the stockholder level. Accordingly, Virginia income taxes for the three-months ended December 31, 2025 are included in income tax expense on the statement of income.

Uncertain Tax Positions—For financial reporting purposes, the Company recognizes tax positions claimed or expected to be claimed based upon whether it is more likely than not that the tax position will be sustained upon examination. The Company recognizes interest, if any, related to unrecognized income tax liabilities in interest expense. Additionally, the Company recognizes penalties, if any, related to unrecognized income tax liabilities in operating expense. As of December 31, 2025, the Company had no uncertain tax positions that qualified for either recognition or disclosure in the consolidated financial statements.

Fair Value Measurement—The Company measures fair value based on the price that the Company would receive upon selling an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. Various inputs are used in determining the fair value of assets or liabilities. Inputs are classified into a three-tier hierarchy, summarized as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities

•	Level 2 – Other significant observable inputs

•	Level 3 – Significant unobservable inputs

When Level 1 inputs are not available, the Company measures fair value using valuation techniques that maximize the use of relevant observable inputs (Level 2) and minimizes the use of unobservable inputs (Level 3).

Subsequent Events—The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through March 26, 2026, the date on which the financial statements were available to be issued.

Note 2. Disaggregation of Revenue

Revenue from construction contracts and from the rendering of services comprise of revenue from goods and services transferred over time. The Company’s contracts and revenue mainly comprise of construction contracts, time-and-material services, and maintenance contracts. Construction contracts are typically either fixed price or guaranteed maximum price. Fixed price construction contracts involve more risk. However, they offer the opportunity for additional profits if the Company completes the contract for less than estimated. Guaranteed maximum price contracts are a cost-type contract where the Company is compensated for actual costs incurred plus a fixed fee subject to a ceiling price. The terms of guaranteed maximum price contracts vary between customers and the scope of the work to be performed. Time-and-material services are comprised of using a set labor fee per hour to control the pricing with the customer, profit may vary if actual labor-hour costs vary significantly from the negotiated rates. Typically, these contracts are used when a customer needs immediate assistance to fix a problem within a building and are non-recurring in nature. Maintenance contracts are comprised of a firm fixed price agreement. Customers engage the Company to evaluate their equipment and the Company then prepares a preventative maintenance plan to service the equipment to avoid costly breakdowns.

The contract-type components of earned revenue are as follows:

Construction contracts	$250,819,990
Time-and-material services	8,575,405
Maintenance contracts	3,060,716

$262,456,111

Note 3. Contract Receivables, Net

The components of contract receivables, net, are as follows:

Contract receivables:
Completed contracts	$1,737,393
Contracts in progress	169,262,450
Service maintenance contracts	9,257,926

180,257,769
Allowance for credit losses	(144,960)

$180,112,809

Note 4. Costs and Estimated Earnings on Uncompleted Contracts

The status of uncompleted contracts as of December 31, 2025 is as follows:

Costs incurred on uncompleted contracts	$1,127,928,673
Estimated earnings	153,718,794

1,281,647,467

Billings to date including conditional retentions	1,465,290,517
Less conditional retention	(79,283,166)

1,386,007,351

Net contract liabilities	$(104,359,884)

Contract assets (liabilities) include the following:

Costs and estimated earnings in excess of billings on uncompleted contracts	$5,736,144
Conditional retentions included in contract assets	6,706,707

Total contract assets	12,442,851

Billings in excess of costs and estimated earnings on uncompleted contracts	(189,379,194)
Conditional retentions included in contract liabilities	72,576,459

Total contract liabilities	(116,802,735)

Net contract liabilities	$(104,359,884)

The above has been included in the accompanying balance sheets under the following captions:

Contract assets	$12,442,851
Contract liabilities	(116,802,735)

$(104,359,884)

Contract assets also include accrued revenue of $32,848,932 related to estimated costs incurred on projects for which the Company has not yet been billed as of December 31, 2025.

Note 5. Backlog Disclosure

The following schedule summarizes changes in backlog on contracts during the three-months ended December 31, 2025. Backlog represents the amount of the transaction price, including variable consideration not constrained, allocated to remaining (i.e., unsatisfied or partially unsatisfied) performance obligations at the end of each reporting period. Backlog includes revenue the Company expects to realize both from uncompleted contracts and from signed contracts on which work has not yet begun.

Backlog balance, beginning of the three-months ended	$1,244,157,987
Contract adjustments	10,968,273
New contracts during the three-months ended	61,672,227

1,316,798,487
Less contract revenue earned	(253,880,706)

Backlog balance, end of the three-months ended	$1,062,917,781

Note 6. Property and Equipment, Net

Balances of major classes of assets and total accumulated depreciation and amortization are included in property and equipment, net in the consolidated balance sheet as follows:

Leasehold improvements	$13,463,919
Tools and equipment	9,034,962
Vehicles	8,521,493
Office furniture and equipment	2,423,368

33,443,742
Less: accumulated depreciation and amortization	(26,269,997)

$7,173,745

Note 7. Operating Leases

The Company leases office, warehouse and yard space at various locations. The terms of the leases include base monthly rents due in equal monthly installments plus certain real estate taxes and operating costs of the properties. The leases are subject to annual escalation increases and expire on various dates through July 2032.

Rent and operating expenses relating to these leases totaled $1,207,129 for the three-months ended December 31, 2025. Of this, $778,630 was charged to cost of earned revenue for the three-months ended December 31, 2025.

The weighted average remaining lease term for operating leases was 60 months as December 31, 2025. The weighted-average discount rates as of December 31, 2025 for operating leases was 4.00%.

The maturities of the operating leases liability as of December 31, 2025 is as follows:

Years ending December 31, 2025,
2026	$4,373,775
2027	3,495,112
2028	3,393,204
2029	3,489,041
2030	2,214,895
Thereafter	1,538,589

Total lease payments	18,504,616
Less: interest	(1,775,684)

Present value of operating leases liability	$16,728,932
Less: current maturity	(3,768,639)

Long-term operating leases liability	$12,960,293

Total lease cost for the three-months ended December 31, 2025:

Operating lease cost	$1,107,098
Variable lease cost	77,344
Short-term lease cost	22,687

Total lease cost	$1,207,129

Note 8. Line of Credit Facilities

The Company has a revolving line of credit with a financial institution, maturing on the demand of the lender. Advances on the line are limited to $50,000,000 and are subject to limitations based on eligible contract receivables and outstanding letters of credit. This line of credit bears interest at SOFR plus 1% and is secured by the Company’s assets. As of December 31, 2025, no amounts were outstanding on the line of credit. The line of credit facility includes a $500,000 equipment line. As of December 31, 2025, no loans had been drawn on the line and converted into notes. As disclosed in Note 17, the Company was acquired on January 2, 2026. In conjunction with the transaction, the line of credit agreement was terminated.

As of December 31, 2025, the Company had $1,985,750 of irrevocable letters of credit outstanding in connection with its self insurance plan. The agreement expires September 12, 2026.

Note 9. Accrued Liabilities

Accrued liabilities as of December 31, 2025 consist of the following:

Union benefits payable	$6,880,964
Accrued wages, bonuses and vacation	3,692,331
Self insurance loss reserve	901,917
Accrued profit sharing plan contributions	681,389
Other accrued liabilities	451,160

$12,607,761

Note 10. Income Taxes

Income tax expense consists of current District of Columbia franchise taxes and entity-level taxes in Maryland and Virginia, totaling $992,329.

Note 11. Qualified Retirement Plan

The Company has a qualified retirement plan with a 401(k) feature, which covers all non-union qualified employees who have attained age 18 and have completed six months of service. The plan allows employees to make voluntary tax deferred contributions, not to exceed statutory limits. The Company makes safe harbor matching contributions of 3% of employees’ annual compensation. In addition, the Board of Directors can make a discretionary profit sharing contribution on an annual basis. Employee and safe harbor matching contributions are 100% vested and the discretionary profit sharing contributions vest over a period of 6 years. The Company made matching and profit sharing contributions to the plan totaling $196,889 for the three-months ended December 31, 2025.

Note 12. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and contract and retention receivables.

The Company places its temporary cash investments with one financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to certain limits. As of December 31, 2025 the Company’s uninsured balances totaled $6,213,939.

Contract and retention receivables from four customers totaled 63% of the Company’s total contract and retention receivables as of December 31, 2025.

Note 13. Revenues from Major Customers

Revenues from three major customers totaled 52% of the Company’s earned revenues during the three-months ended December 31, 2025.

Note 14. Supplemental Disclosure of Cash Flows Information

Cash paid for amounts included in measurement of lease liabilities for the three-months ended December 31, 2025 include:

Cash paid for operating leases	$1,067,941

Note 15. Union Contracts

The Company has agreements with seven different unions located in the Washington DC Metropolitan area. These unions provide pension, health insurance, and other benefits to their members. The Company makes contributions to the unions to fund the benefits. Approximately 90% of the Company’s employees are members of these unions.

Note 16. Multi-Employer Pension Plans

As illustrated in the table below, the Company significantly participated in three multi-employer defined benefit plans for the three-months ended December 31, 2025. The most recent Pension Protection Act (PPA) zone status available is for the plans’ year-end ranging from April 1, 2025 to August 31, 2025. Based on an actuary’s certified information, the Company received the zone status information for the plans to identify the various zones identified with each plan. Plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are less than 80 percent funded, and plans in the green zone are at least 80 percent funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The second to last column lists the expiration date of the collective-bargaining agreement. The last column lists the contributions the Company made for three-months ended December 31, 2025.

	Pension			Collective
	Protection	FIP/RP		Bargaining	Contributions
	Act	Status		Agreement	by the
	Zone	Pending/	Surcharge	Expiration	Company
Pension Fund Name	Status	Implemented	Imposed	Date	2025
Heating, Piping & Refrigeration Pension Fund	Green as of Sept 1, 2025	No	No	7/31/2028	$3,710,302	*
EIN 52-1058013
Plumbers & Pipefitters National Pension Fund Local #5	Green as of July 1, 2025	No	No	7/31/2028	607,191
EIN 52-6152779
Sheet Metal Workers D.C. Area Pension Fund Local #100	Green as of April 1, 2025	No	No	10/31/2026	1,733,841	*
EIN 52-6038495
Other Plans					427,317

					$6,478,651

*	The Company contributions are greater than 5% of this plan’s total contributions.

The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

•	Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

•

If the Company chooses to stop participating in some of the multi-employer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company currently has no intention of withdrawing from any of the multi-employer pension plans in which they participate that would result in a significant withdrawal liability.

Note 17. Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through March 26, 2026, the date on which the financial statements were available to be issued.

On January 2, 2026, Legence Corp. acquired The Bowers Group, Inc.

13,386,185 Shares

Legence Corp.

Class A Common Stock

Prospectus

Joint Lead Book-Running Managers

Goldman Sachs & Co. LLC	Jefferies

BofA Securities

Joint Bookrunners

Morgan Stanley	BMO Capital Markets	MUFG	RBC Capital Markets	Societe Generale

Barclays	Cantor	Guggenheim Securities	Wolfe | Nomura Alliance	BTIG

Roth Capital Partners	Rothschild & Co	Santander	Stifel

Co-Managers

Blackstone Capital Markets	Tigress Financial Partners	C.L. King & Associates	Drexel Hamilton	Independence Point Securities

Loop Capital Markets	Penserra Securities LLC

April 7, 2026